Exhibit 99.2 MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS
2019 PERFORMANCE HIGHLIGHTS	2
ABOUT DENISON	3
URANIUM INDUSTRY OVERVIEW	4
RESULTS OF OPERATIONS	7
Wheeler River Project	11
Exploration Pipeline Properties	24
OUTLOOK FOR 2020	35
ADDITIONAL INFORMATION	37
CAITIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	49

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies, joint arrangements, and contractual arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 5, 2020 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2019. The audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

2019 PERFORMANCE HIGHLIGHTS

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Initiation of the Environmental Assessment (‘EA’) at Wheeler River

During the first quarter of 2019, Denison submitted a Project Description (‘PD’) to the Canadian Nuclear Safety Commission (‘CNSC’) and a Technical Proposal to the Saskatchewan Ministry of Environment (‘SK MOE’) to support the advancement of an In-Situ Recovery (‘ISR’) uranium mine at the Company’s 90% owned Wheeler River Uranium Project (‘Wheeler River’ or ‘the Project’). The documents were accepted in the second quarter of 2019, initiating the EA process for the project in accordance with the requirements of both the Canadian Environmental Assessment Act, 2012 (‘CEAA 2012’) and the Saskatchewan Environmental Assessment Act. The submission of the PD followed a decision by Denison’s Board of Directors to approve the advancement of the Phoenix ISR operation outlined in the Pre-Feasibility Study (‘PFS’) completed for Wheeler River in 2018. In late December 2019, Denison received a Record of Decision from the CNSC on the scope of the factors to be taken into account for the Wheeler EA, which indicate that the EA will follow the CNSC’s generic guidelines.

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Completion of Highly Successful 2019 ISR Field Test at Phoenix

In December 2019, Denison reported the completion of a highly successful ISR field test program, which was carried out at the high-grade Phoenix uranium deposit (‘Phoenix’) on the Wheeler River property. The ISR field test program was designed to validate the permeability of Phoenix, and to collect an extensive database of hydrogeological data to further evaluate the ISR mining conditions present at Phoenix. This detailed data is expected to facilitate detailed mine planning as part of the completion of a future Feasibility Study (‘FS’). The ISR field test program included preliminary hydrogeological tests completed by using a series of small diameter and large diameter test wells to move water through two test areas defined within the Phoenix ore zone. The ISR field test successfully achieved each of the program’s planned objectives, and is highlighted by several key de-risking accomplishments, including the following:

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Confirmation of significant hydraulic connectivity within the Phoenix ore zone;
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Installation of the Athabasca Basin’s first Commercial Scale Wells (‘CSWs’) for ISR;
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Confirmation of limited hydraulic connectivity within the underlying basement units; and
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Demonstration of the effectiveness of MaxPerf to increase access to existing permeability from a CSW.

Extensive hydrogeological data sets were collected during the 2019 ISR field program, and are being incorporated into a hydrogeological model being developed for Phoenix. In February 2020, Denison reported that the results from the hydrogeological test work, completed to-date, have confirmed the ability to achieve bulk hydraulic conductivity values (a measure of permeability) consistent with the PFS (see Denison press release dated February 24, 2020).

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Denison Initiates ISR Metallurgical Testing for the Phoenix Deposit and Reports Uranium Concentrations from Initial Core Leach Tests up to Four Times the Amount Assumed in PFS for Phoenix ISR

In December 2019, Denison announced the initiation of the next phase of ISR metallurgical laboratory testing for uranium recovery, which will utilize the mineralized drill core recovered through the installation of various test wells during the 2019 ISR field test program. The metallurgical laboratory test program builds upon the laboratory tests completed for the recovery of uranium as part of the project’s PFS and is expected to further increase confidence and reduce risk associated with the application of ISR. The results are expected to facilitate detailed mine and process plant planning as part of a future FS, and will provide key inputs for the EA process. Significant components of the metallurgical laboratory test program include core leach tests, column leach tests, bench-scale tests and metallurgical modelling.

In February 2020, Denison reported that initial data from core leach tests includes elemental uranium concentrations, after test startup, in the range of 13.5 grams per litre (‘g/L’) to 39.8 g/L, with an average of 29.8 g/L over 20 days of testing (see Denison’s press release dated February 19, 2020). This compares favourably to the previous metallurgical test work completed to assess the use of the ISR mining method at Phoenix – which supported a uranium concentration of 10 g/L for the ISR processing plant design used in the PFS.

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Denison Reports Favorable Results from Exploration at Wheeler River and Waterbury Lake

Denison conducted winter and summer diamond drilling programs at Wheeler River during 2019 – totaling 10,573 metres in 20 holes. The programs were focused on initial testing of regional target areas (K West, Q South East, K South, O Zone) with the potential to result in the discovery of additional high-grade deposits that could form satellite ISR operations. During the 2019 winter program, unconformity-hosted uranium mineralization was discovered along the southern portion of the K West trend (approximately 2 kilometres southwest of the Gryphon deposit) accompanied by strong sulphide mineralization and other geological features commonly associated with unconformity-related uranium deposits.

MANAGEMENT’S DISCUSSION & ANALYSIS

Drill hole WR-756 was highlighted by 0.03% U3O8 over 1.5 metres, 1.3% Cu over 4.0 metres, 0.13% Ni over 4.0 metres, and 0.18% Co over 6.0 metres, located immediately above the sub-Athabasca unconformity. Additional follow-up drilling during the 2019 summer program at K West intersected strong hydrothermal alteration associated with highly anomalous geochemistry within the basal Athabasca sandstone, indicative of a fertile uranium mineralizing system along the K West trend and providing evidence for additional exploration targets.

At Waterbury Lake a winter diamond drilling program was completed during 2019 – totaling 5,735 metres in 15 holes. The program was focused on drill testing priority target areas (GB Zone, Oban South, GB Northeast and the Midwest Extension) associated with the regional Midwest Structure, which is interpreted to be located along the eastern portion of the Waterbury Lake property. The program was highlighted by intersections of basement-hosted uranium mineralization at the GB Zone including 0.15% U3O8 over 6.0 metres in drill hole WAT19-480, and 0.25% U3O8 over 2.0 metres and 0.22% U3O8 over 1.5 metres in drill hole WAT19-486.

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Execution of Memoranda of Understanding (‘MOUs’) with Local Communities for Wheeler River

As reported in the PD, Denison executed a series of MOUs, in support of the advancement of Wheeler River, with certain Indigenous communities who assert that Wheeler River falls partially or entirely within their traditional territories and where traditional land use activities are currently practiced within the local and regional area surrounding the project. These non-binding MOUs formalize the signing parties’ intent to work together in the spirit of mutual respect and cooperation, in order to collectively identify practical means by which to avoid, mitigate, or otherwise address potential impacts of the project upon the exercise of Indigenous rights, Treaty rights, and other interests, as well as to facilitate sharing in the benefits that are expected to flow from the project.

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Renewal of Management Services Agreement with Uranium Participation Corp.

The Company, through its wholly owned subsidiary Denison Mines Inc., entered into a new five year agreement to provide management services to Uranium Participation Corp. (‘UPC’). The new agreement has the potential to generate $10,000,000 in management fees to Denison over the five year term.

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Denison’s Closed Mines Group Renews Cornerstone Environmental Services Contract with BHP Group Limited (‘BHP’)

Effective July 1, 2019, Denison’s Closed Mines group entered into a new two year services agreement with Rio Algom Limited, a subsidiary of BHP. Under the terms of the agreement, the Closed Mines group is responsible for carrying out the management and operation of nine of BHP’s decommissioned mine sites in Ontario and Quebec.

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Obtained Financing for the Company’s 2020 Canadian Exploration Activities

In December 2019, the Company completed a $4,715,000 bought deal private placement equity offering for the issuance of 6,934,500 common shares on a flow-through basis at a price of $0.68 per share. The proceeds from the financing will be used to fund Canadian exploration activities through to the end of 2020.

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company’s flagship project is the 90% owned Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. A PFS was completed for Wheeler River in late 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposits and a 66.57% interest in the J Zone and Huskie deposits on the Waterbury Lake property. The Midwest, J Zone and Huskie deposits are located within 20 kilometres of the McClean Lake mill. In addition, Denison has an extensive portfolio of exploration projects in the Athabasca Basin region.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison is engaged in mine decommissioning and environmental services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (‘UPC’), a publicly traded company listed on the TSX under the symbol ‘U’, which invests in uranium oxide in concentrates (‘U3O8’) and uranium hexafluoride (‘UF6’).

STRATEGY

Denison’s strategy is focused on leveraging its uniquely diversified asset base to position the Company to take advantage of the strong long-term fundamentals of the uranium market. The Company has built a portfolio of strategic uranium deposits, properties, and investments highlighted by a 90% interest in Wheeler River and a minority interest in an operating and licensed uranium milling facility in the MLJV, both located in the infrastructure rich eastern portion of the Athabasca Basin region. While active in exploring for new uranium discoveries in the region, Denison’s present focus is on advancing Wheeler River to a development decision, with the potential to become the next large scale uranium producer in Canada. With a shortage of low cost uranium development projects in the global project pipeline, Denison offers shareholders exposure to value creation through the potential future development of Wheeler River as well as an anticipated increase in future uranium prices.

URANIUM INDUSTRY OVERVIEW

Much of 2019 was defined and influenced by policy matters in the United States (‘US’), which effectively created an overhang of uncertainty throughout the uranium market. In July 2019, the US Presidential Administration completed an investigation into a trade petition, launched under Section 232 of the Trade Expansion Act of 1962 (‘Section 232’), and no trade actions were implemented. The US President indicated that the Administration’s investigation did not agree with findings of the US Department of Commerce (‘DOC’) that uranium imports threaten to impair US national security. This announcement was expected to provide clarity to the uranium market; however, the Administration followed the decision with an order to review the nuclear fuel supply chain in the US. Accordingly, a Nuclear Fuel Working Group (‘NFWG’) was commissioned to examine the current state of domestic nuclear fuel production to reinvigorate the entire nuclear fuel supply chain, consistent with United States national security and nonproliferation goals and to make recommendations, if needed, to further enable US domestic nuclear fuel production. A report from the NFWG was submitted, after a brief extension, to the White House in late 2019. To date, no official recommendations have been made public, however, the President’s recent Budget Request for Fiscal Year 2021 included $150 million in the Department of Energy budget to establish a uranium reserve. The budget request also set out a schedule for a similar amount to be approved in the budget in each of the next ten years.

Another source of uranium market uncertainty stems from policies relating to Russian deliveries of nuclear fuel into the US. Since breaking from the Joint Comprehensive Plan of Action with Iran, commonly known as the Iran Nuclear Deal, the US Administration has put in place sanctions against Iran. The US has also issued waivers to certain of Iran’s trading partners, allowing entities from particular nations, including Russia, to continue working with Iran on civilian nuclear programs. On December 15, 2019, one of those waivers, related to Iran’s Fordow Fuel Enrichment Plant, was lifted, which raised concern among market participants regarding the possibility of other waivers being revoked. The waiver causing uranium market participants particular concern relates to the Bushehr nuclear power plant, which Russia is involved in building. If this waiver is removed, there is concern that Russia could face sanctions in the US, which would halt deliveries of Russian nuclear fuel to US utilities and represent a significant supply-side development.

Also relevant to Russian nuclear fuel supply into the US is the Agreement Suspending the Antidumping Investigation on Uranium from the Russian Federation (also known as the Russian Suspension Agreement, or the ‘RSA’), which established annual quotas limiting the delivery of nuclear fuel into the US from Russia, Kazakhstan, Kyrgyzstan, Tajikistan, Ukraine and Uzbekistan. This agreement is set to expire at the end of 2020 and is currently under review. Before the agreement expires, a decision needs to be made by the US DOC as to whether there will be an extension and, if so, whether an extension will be under existing or revised terms. If the RSA expires, Russian-origin uranium products and services could be sold into the US without any restrictions - adding further uncertainty to the uranium market.

These market dynamics contributed to a soft uranium price throughout the year. In 2019, the spot uranium price traded within a narrow band, beginning the year at USD$28.50 per pound U3O8 and ending it down over 12% at USD$25.00 per pound U3O8. Lower prices near the end of the year were attributed to limited demand in the spot market. While spot uranium volumes did not match the historic high reached in 2018 (almost 89 million pounds U3O8), 2019 spot buying remained reasonably strong at 65 million pounds U3O8. Similar to 2018, however, despite seeing fairly robust spot market volumes, long-term utility contracting remained low in 2019.

MANAGEMENT’S DISCUSSION & ANALYSIS

Despite the impact of these policy matters, there are several indications that uranium supply and demand fundamentals continue to improve underneath the cloud of uncertainty that has dominated the market in 2019. This was underscored in the bi-annual Nuclear Fuel Report released by the World Nuclear Association (‘WNA’) at its annual symposium in September 2019. The report evaluates nuclear fuel demand and supply scenarios for the period from 2019 to 2040, using reference, low and high cases. For the first time in several years, the WNA’s outlook for global uranium demand increased for all three scenarios, which is positive for the future outlook on demand and reflects industry consensus that the demand picture has improved significantly in recent years. This has been supported by many positive news stories on the demand side, including increasing public recognition of the critical role nuclear energy has to play in combatting climate change. One of the most significant acknowledgments of this was made by the European Union (‘EU’), with its leaders recently agreeing that nuclear energy must be included as part of the solution required to meet the EU’s goal of becoming carbon neutral by 2050. The EU’s ‘European Green Deal’ officially acknowledged the importance of nuclear energy in meeting the region’s comprehensive climate action goals.

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In the US, there were a number of positive announcements through the course of 2019. In Ohio, a long-awaited energy bill was passed supporting the continued operation of the Davis-Besse and Perry nuclear power plants. Previous attempts to secure subsidies for these plants were unsuccessful, which had led most in the industry to believe the plants would be shut down by calendar year 2021. Recognizing the long-term viability of existing nuclear power plants, the Turkey Point nuclear units 3 and 4 received approval for an additional 20 years of operating life from the US Nuclear Regulatory Commission (‘NRC’). This additional extension will take the reactors to a total of 80 years of operating life, which is the longest license ever issued by the NRC. Turkey Point 3 and 4 are now licensed to operate to 2052 and 2053, respectively. In the US Midwest, the life of the Monticello nuclear plant was extended by another decade to 2040.

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In Mexico, the country’s national nuclear utility, the Federal Electricity Commission (‘CFE’), is considering building four new nuclear reactors, to add to its existing two units at Laguna Verde. CFE shared its plans to present a feasibility study to management and the government in 2020. The study will examine a project to build 1,400 megawatts electric (‘MWe’) reactors, with an estimated cost of US$7 billion each.

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In Canada, with the longer-term future of nuclear in mind, the provincial governments of New Brunswick, Ontario and Saskatchewan demonstrated support for future nuclear new builds. The leaders of these provinces announced that they had joined efforts to collaborate on advancing small modular reactor (‘SMR’) technologies. The leaders see SMRs as a practical solution to help curb carbon emissions, move away from coal-fired power generation, and create an opportunity for new economic growth in the provinces.

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In India, the government continued to demonstrate its commitment to increase its use of nuclear energy. At a recent nuclear conference, the Chairman of India’s Atomic Energy Commission and Secretary of the Department of Atomic Energy reinforced the country’s aggressive pursuit of new nuclear power plants in order to improve the reliability of the country’s power supply. The government’s Union Minister for Atomic Energy also confirmed that there are currently nine reactors under construction in India and indicated that the government had given administrative and financial support to build an additional 12 new reactors with a capacity of 9,000 MWe.

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In the United Kingdom (‘UK’), a leaked government analysis stressed the need to build a fleet of new nuclear or carbon capture power plants in order to meet climate targets. The UK government believes that up to 40,000 MWe of low carbon power stations could be needed in 2050 to reduce Britain’s emissions to ‘net zero’ and currently there is just one nuclear power plant under construction – EDF Energy’s 3,200 MWe Hinkley Point C in England.

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In South Korea, Korea Hydro & Nuclear Power (‘KHNP’) announced the successful start-up of its Shin Kori 4 nuclear power plant. Initial criticality was reached and the unit was connected to the grid in April 2019. The Shin Kori 4 unit is a 1,400 MWe APR-1400, which is the same design as those currently under construction in the United Arab Emirates at the Barakah nuclear power plant, which is expected to begin supplying electricity early in 2020.

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In Taiwan, sentiment has shifted away from a previous policy to eliminate nuclear power from the Taiwan energy mix. In May 2019, the country passed an amendment to eliminate the ‘Nuclear Free Homeland 2025’ mandate that was imposed by the anti-nuclear Democratic Progressive Party in early 2017. This amendment has opened the door for future pro-nuclear decisions to be made regarding extending the lives of existing nuclear power plants in the country, as well as the possible completion of the Lungmen nuclear power plant, where construction was halted in 2014.

MANAGEMENT’S DISCUSSION & ANALYSIS

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In Germany, positive sentiment towards nuclear also appears to be growing. In 2019 the government received escalating calls from several of the country’s most prominent businesses to delay the country’s plans to implement a full-scale nuclear phase-out by the end of 2022. Some of these businesses emphasized the importance of nuclear power, highlighting that Germany needs to run its nuclear power plants longer if climate protection really matters to the country.

Though much of the nuclear news out of Asia was positive, news emerged from Japan early in 2019 that the requirements set by the country’s Nuclear Regulation Authority (‘NRA’) for utilities to complete anti-terrorism protection work on each reactor’s emergency facilities were unlikely to be met on schedule. All three utilities currently operating units in Japan have said they require between one and two and a half additional years to complete the required work. The NRA has indicated, however, that it will not extend the deadline. Due to this, it was recently announced that reactors 3 and 4 at the Takahama nuclear power plant will stop operating by the summer of 2020, with work aimed at meeting the NRA commitment about one year behind schedule.

Overall, uranium demand has grown in recent years, having now exceeded the annual levels that existed prior to Japan shutting all of its nuclear units following the 2011 Fukushima Daichii nuclear incident.

The supply side of the uranium market has also been progressing in the right direction. This has resulted in a growing gap between annual utility requirements and primary production, which continues to be filled by drawing down on inventories and other secondary sources of supply. Some of the positive supply indicators include:

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The world’s largest and lowest cost uranium producer, National Atomic Company Kazatomprom announced in August 2019, that it was reaffirming its commitment to reach and maintain a more commercial balance between supply and demand by extending its previously announced 20% production curtailment through to 2021.

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Other important supply side changes included Rio Tinto finalizing the sale of its Rössing operation in Namibia to China’s China National Uranium Corporation (‘CNUC’). Taken together with the slow wind down of Rio Tinto’s Ranger operation in Australia, we expect to see Rio Tinto, one of the world’s largest mining companies and a long-term major producer in the uranium industry, completely exit the market.

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In Niger, it was announced that the Cominak mine will cease operation in March 2021 due to depletion of ore. The operation has been a source of supply to the industry since 1978.

With a significant shortfall having developed between annual nuclear utility requirements and primary production, inventories and other secondary sources of supply are being drawn down to meet utility needs. This process of inventory drawdowns suggests that we are nearing an inflection point – where end-users of uranium begin to question where long-term uranium supplies will come from and how secure that supply will be over the long lives of their nuclear reactors. There is already a growing sense that market participants are beginning to look beyond near-term market conditions in an attempt to understand what the supply environment will look like in the mid-2020s and beyond. With a renewed focus on nuclear energy as a critical element in battling climate change, it is expected that global utilities will be looking to source future supply from operations that are not only low-cost, reliable, and situated in stable jurisdictions (the typical criteria for a good supplier), but also those which are flexible and environmentally responsible.

SELECTED ANNUAL FINANCIAL INFORMATION
(in thousands, except for per share amounts)	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017

Continuing Operations:
Total revenues	$15,549	$15,550	$16,067
Exploration and evaluation	$(15,238)	$(15,457)	$(16,643)
Operating expenses	$(14,436)	$(15,579)	$(13,687)
Impairment reversal (expense)	$-	$(6,086)	$331
Net loss	$(18,141)	$(30,077)	$(19,454)
Basic and diluted loss per share	$(0.03)	$(0.05)	$(0.04)
Discontinued Operations:
Net loss	$-	$-	$(109)
Basic and diluted loss per share	$-	$-	$-

MANAGEMENT’S DISCUSSION & ANALYSIS

(in thousands)	As at December 31, 2019	As at December 31, 2018	As at December 31, 2017

Financial Position:
Cash and cash equivalents	$8,190	$23,207	$3,636
Investments in debt instruments (GICs)	$-	$-	$37,807
Cash, cash equivalents and GICs	$8,190	$23,207	$41,443

Working capital	$1,597	$19,221	$34,756
Property, plant and equipment	$257,259	$258,291	$249,002
Total assets	$299,998	$312,187	$326,300
Total long-term liabilities	$74,903	$77,455	$80,943

SELECTED QUARTERLY FINANCIAL INFORMATION

	2019	2019	2019	2019
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1

Total revenues	$3,956	$3,478	$4,139	$3,976
Net loss	$(1,498)	$(6,424)	$(4,884)	$(5,335)
Basic and diluted loss per share	$(0.00)	$(0.01)	$(0.01)	$(0.01)

	2018	2018	2018	2018
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1

Total revenues	$4,144	$3,729	$4,104	$3,573
Net loss	$(13,642)	$(3,884)	$(5,583)	$(6,968)
Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.01)	$(0.01)

Significant items causing variations in quarterly results

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The Company’s toll milling revenues fluctuate due to the timing of uranium processing at the McClean Lake uranium mill as well as changes to the estimated mineral resources of the Cigar Lake mine.
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Revenues from the Closed Mines group fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
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Operating expenses fluctuate due to the timing of projects at both the MLJV and the Closed Mines group, which vary throughout the year in the normal course of business.
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Exploration expenses are generally largest in the first and third quarters, due to the timing of the winter and summer exploration programs in Saskatchewan.
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The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below where applicable.

RESULTS OF OPERATIONS

REVENUES

McClean Lake Uranium Mill

The McClean Lake property is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities. The mill has licensed annual production capacity of 24.0 million pounds U3O8, and is currently operating under a 10-year license expiring in 2027. The mill is currently processing ore from the Cigar Lake mine under a toll milling agreement.

MANAGEMENT’S DISCUSSION & ANALYSIS

The MLJV is a unincorporated contractual arrangement between Orano Canada Inc. (‘Orano Canada’) with a 70% interest, Denison with a 22.5% interest, and OURD (Canada) Co. Ltd. with a 7.5% interest.

In February 2017, Denison completed a transaction with Anglo Pacific Group PLC and one of its wholly owned subsidiaries (the ‘APG Arrangement’), under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The APG Arrangement consists of certain contractual obligations of Denison to forward to APG the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such, the upfront payment was accounted for as deferred revenue.

During the year ended December 31, 2019, the McClean Lake mill processed 18.0 million pounds U3O8 for the CLJV (2018 – 18.0 million pounds U3O8). In 2019, the Company recorded toll milling revenue of $4,609,000 (2018 – $4,239,000). The increase in toll milling revenue in 2019 compared to the prior year is predominantly the result of an update to the published Cigar Lake mineral resource estimate in the first quarter of 2018, which resulted in the Company recording a negative non-cash cumulative catch-up accounting adjustment of $332,000, which reduced the recorded toll milling revenue in 2018. During the first quarter of 2019, the Company recorded a nominal $26,000 positive non-cash cumulative accounting adjustment related to the Cigar Lake mineral resource estimate update published in that quarter.

During the year ended December 31, 2019, the Company also recorded an accretion expense of $3,203,000 on the toll milling deferred revenue balance (2018 – $3,314,000). The annual accretion expense will decrease over the life of the contract as the deferred revenue liability decreases over time.

During the fourth quarter of 2019, the McClean Lake Union Unifor Local 48-S ratified a new collective bargaining agreement. The new three-year agreement includes the implementation of a new two-weeks-in two-weeks-out rotation, which will be implemented early in 2020.

Denison Closed Mines Services

Mine decommissioning and environmental services are provided through Denison’s Closed Mines group, which has provided long-term care and maintenance for closed mine sites since 1997. With offices in Ontario, the Yukon Territory and Quebec, the Closed Mines group manages Denison’s Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to various customers.

Revenue from Closed Mines services during 2019 was $8,974,000 (2018 - $9,298,000). The decrease in revenue in 2019, as compared to 2018, was due to a decrease in activity at certain care and maintenance sites, as well as a decrease in environmental consulting activities during the year.

Management Services Agreement with UPC

Denison provides general administrative and management services to UPC pursuant to a management services agreement. The current agreement has an effective date of April 1, 2019, and is for a five year term. Management fees and commissions earned by Denison provide a source of cash flow to partly offset corporate administrative expenditures incurred by the Company.

During 2019, revenue from the Company’s management contract with UPC was $1,966,000 (2018 - $2,013,000). The decrease in revenues during 2019, compared to the prior year, was due to a decrease in commission-based and discretionary fees, partly offset by an increase in NAV-based management fees. UPC’s balance sheet consists primarily of uranium held either in the form of U3O8 or UF6, which is accounted for at its fair value. The increase in NAV-based management fees during the year, as compared to the prior period, was due to the increase in the average fair value of UPC’s uranium holdings, resulting from both increased uranium spot prices and increased uranium holdings. The decrease in commission-based fees in the year was due to a decrease in uranium purchases, and a decrease in sales of conversion services, by UPC during the current period, as compared to the prior year. Denison earns a 1% commission on the gross value of UPC’s uranium purchases and sales.

MANAGEMENT’S DISCUSSION & ANALYSIS

OPERATING EXPENSES

Mining

Operating expenses of the mining segment include depreciation and development costs.

Operating expenses in 2019 were $6,090,000 (2018 - $7,159,000). In 2019, operating expenses included depreciation of the McClean Lake mill of $3,165,000 (2018 - $3,264,000), as a result of processing approximately 18.0 million pounds U3O8 for the CLJV (2018 – 18.0 million pounds). The decrease in depreciation during 2019 was primarily driven by a reduction in the units-of-production depreciation rate due to an increase in the estimate of the future CLJV production to be processed through the mill.

In 2019, operating expenses also included development and other operating costs related to the MLJV of $2,925,000 (2018 – $3,893,000), which relate predominantly to the multi-year test mining program, operated by Orano Canada within the MLJV, to support the advancement of the novel Surface Access Borehole Resource Extraction (‘SABRE’) mining technology.

Closed Mines Services

Operating expenses during 2019 totaled $8,346,000 (2018 - $8,211,000). The expenses relate primarily to care and maintenance services provided to clients, and include labour and other costs. The increase in operating expenses in 2019, compared to 2018, is predominantly due to a restructuring that was undertaken in the fourth quarter of 2019, to discontinue environmental consulting activities in order to focus on the providing care and maintenance services, resulting in a reduction in headcount and associated severance expenditures.

CANADIAN MINERAL PROPERTY EXPLORATION & EVALUATION

During 2019, the Company continued to focus on its high priority projects in the Athabasca Basin region in Saskatchewan. Denison’s share of exploration and evaluation expenditures in 2019 was $15,238,000 (2018 – $15,457,000). Exploration spending in Canada is seasonal, with spending higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October) in the Athabasca Basin. During 2019, the Company’s exploration and evaluation expenditures decreased, primarily due to decreased exploration activity, partially offset by increased evaluation activities at Wheeler River.

The following tables summarize the 2019 exploration and evaluation activities completed through the middle of February 2020. The exploration drilling relates to the Company’s summer and winter 2019 exploration programs, while the evaluation drilling relates to the Wheeler River ISR field test which ran from June to December 2019 and included the installation of preliminary ISR test wells in small diameter diamond drill holes and the completion of two large diameter drill holes used for the installation of two commercial scale wells (CSWs).

All exploration and evaluation expenditure information in this MD&A covers the twelve months ending December 31, 2019.

MANAGEMENT’S DISCUSSION & ANALYSIS

EXPLORATION ACTIVITIES
Property	Denison’s Ownership(1)	Exploration Drilling(6)
Wheeler River	90%(2)	10,573 m (20 holes)
Waterbury Lake	66.57%(3)	5,735 m (15 holes)
Hook-Carter	80%(4)	4,797 m (6 holes)
Waterfound River	12.32%(5)	5,110 m (7 holes)
Total		26,215 m (48 holes)

Notes:
(1) The Company’s ownership as at December 31, 2019.
(2) JCU (Canada) Exploration Company Limited (‘JCU’) funded their 10% portion of exploration and evaluation expenditures during 2019 and ownership interests are unchanged for 2019.
(3) Denison earned an additional 0.65% interest in the Waterbury Lake property during 2019. The partner, Korea Waterbury Uranium Limited Partnership (‘KWULP’), elected not to fund the 2019 exploration program and therefore diluted its ownership interest. Refer to RELATED PARTY TRANSACTIONS for further details.
(4) The Company acquired an 80% ownership in the Hook-Carter project in November 2016 from ALX Uranium Corp. (‘ALX’) and has agreed to fund
ALX’s share of the first $12.0 million in expenditures on the project. See below for further details.
(5) Denison elected not to fund its 14.42% share of the $1,508,286 2019 drilling program implemented by the operator, Orano Canada. Accordingly, Denison’s ownership interest decreased by 2.1% to 12.32%.
(6) The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.

EVALUATION ACTIVITIES
Property	Denison’s Ownership(1)	Evaluation Drilling	Other Activities
Wheeler River	90%(2)	9,632 m (30 small diameter wells)(3) 821 m (2 large diameter wells)(4)	ISR Field Testing, Engineering, Environmental Assessment
Total		10,453 m (32 holes)
Notes:
(1) The Company’s ownership as at December 31, 2019.
(2) JCU (Canada) Exploration Company Limited (‘JCU’) funded their 10% portion of exploration and evaluation expenditures during 2019 and ownership interests are unchanged for 2019.
(3) Small diameter evaluation drilling includes HQ/PQ sized diamond drilling either as the widening (reaming) of existing exploration drill holes, or the drilling of new holes, for the purposes of installing test wells for ISR field testing at Phoenix. Figures include total evaluation metres drilled and total number of holes completed.
(4) Large diameter evaluation drilling relates to the drilling and installation of new large diameter CSWs from surface for the purposes of ISR field testing at Phoenix. Figures include total evaluation metres drilled and total number of holes completed.

The Company’s Athabasca land package decreased during the fourth quarter of 2019 from 305,658 hectares (213 claims) to 279,883 hectares (214 claims) due to area reductions of claims belonging to the Darby, Epp Lake, Hatchet Lake, Johnston Lake, Murphy Lake and South Dufferin properties, and lapsing of claims belonging to the Perpete Lake and Waterbury North properties. Claim area reductions allow the Company to extend tenure of the higher priority portions of claims and reduce the annual expenditure requirements going forward.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison Mines
Denison Mines' Athabasca Properties
December 31, 2019
N
Northwest Territories
ATHABASCA BASIN
Alberta
Saskatchewan
Manitoba
Prince Albert
Saskatoon
Regina
100% Denison
Denison operated JV
Orano operated JV
Cameco operated JV
Denison earn-in
Uranium mines and deposits
Uranium mill
Roads
Powerlines
ATHABASCA
BASIN
Hatchet Lake
J Zone Roughrider
Bell Lake
Murphy
Turkey Lake
Wolly
Waterfound North
Torwalt Lake
Waterfound
McClean Lake Mill
Eagle Point
McClean Lake
Waterbury
Johnston Lake
Midwest
Rabbit Lake Mill
Cigar Lake
Waterbury Lake South
Packrat
Candle
Darby
Park
Creek
Jasper Lake
West Bear
Hook-Carter
Epp Lake
Marten
McArthur River
Arrow
Triple R
Wolverine
Mann Lake
Lynx
Moon Lake North
Wheeler River (Phoenix & Gryphon deposits)
Moon Lake South
Russell Lake
Moon Lake
Centennial
Millennium
Bachman Lake
South Dufferin
Crawford
Lake
Ford Lake
Brown Lake
Key Lake
50 km

Wheeler River Project

Project Highlights:

●
PFS results suggest Phoenix could become one of the lowest-cost uranium mining operation globally

On September 24, 2018, the Company announced the results of the PFS for Wheeler River. The PFS was completed in accordance with NI 43-101 and is highlighted by the selection of the ISR mining method for the development of the Phoenix deposit, with an estimated average operating cost of $4.33 (USD$3.33) per pound U3O8.

The PFS considers the potential economic merit of co-developing the Phoenix and Gryphon deposits. The high-grade Phoenix deposit is designed as an ISR mining operation, with associated processing to a finished product occurring at a plant to be built on site at Wheeler River. The Gryphon deposit is designed as an underground mining operation, utilizing a conventional long hole mining approach with processing of mine production assumed at Denison’s 22.5% owned McClean Lake mill. Taken together, the project is estimated to have mine production of 109.4 million pounds U3O8 over a 14-year mine life, with a base case pre-tax net present value (‘NPV’) of $1.31 billion (8% discount rate), internal rate of return (‘IRR’) of 38.7%, and initial pre-production capital expenditures of $322.5 million.

The PFS was prepared on a project (100% ownership) and pre-tax basis. Denison completed an indicative post-tax assessment based on a 90% ownership interest, yielding a base case post-tax NPV of $755.9 million and post-tax IRR of 32.7%, with initial capital costs to Denison of $290.3 million.

On December 18, 2018, Denison reported that the Company's Board of Directors and the Wheeler River Joint Venture (‘WRJV’) approved the advancement of Wheeler River, following a detailed assessment of the PFS results. In support of the decision to advance Wheeler River, in 2019 the WRJV initiated the EA process as well as engineering studies and related programs required to advance the high-grade Phoenix deposit as an ISR mining operation.

MANAGEMENT’S DISCUSSION & ANALYSIS

●
Environmental advantages of the proposed Wheeler River ISR mine

The Company's evaluation of the ISR mining method in the PFS has identified several significant environmental and permitting advantages – particularly when compared to the impacts associated with conventional uranium mining in Canada. The Project's ISR mining operation is expected to produce no tailings, generate very small volumes of waste rock, and has the potential for low volumes or possibly no water discharge to surface water bodies, as well as the potential to use the existing power grid to operate on a near zero carbon emissions basis. The planned use of a freeze wall to encapsulate the ore zone and contain the mining solution used in the ISR operation streamlines the mining process, minimizes interaction with the environment, and facilitates controlled reclamation of the site at decommissioning. Taken together, the Project has the potential to be one of the most environmentally friendly uranium mining and processing operations in the world. Owing largely to these benefits, engagement with local Indigenous communities, the public, and federal and provincial representatives, to date, has been encouraging regarding the use of ISR mining.

●
The largest undeveloped uranium project in the eastern Athabasca Basin

Upon completion of the PFS and in accordance with NI 43-101 standards, the Company has declared the following mineral reserves and resources.

●
Probable mineral reserves of 109.4 million pounds U3O8 (Phoenix 59.7 million pounds U3O8 from 141,000 tonnes at 19.1% U3O8; Gryphon 49.7 million pounds U3O8 from 1,257,000 tonnes at 1.8% U3O8);

●
Indicated mineral resources (inclusive of reserves) of 132.1 million pounds U3O8 (1,809,000 tonnes at an average grade of 3.3% U3O8); plus

●
Inferred mineral resources of 3.0 million pounds U3O8 (82,000 tonnes at an average grade of 1.7% U3O8).

●
Potential for resource growth

Potential exists for resource growth, outside of the currently defined mineral resources, at both the Phoenix and Gryphon deposits. At Phoenix, potential exists particularly around Zone B, where previous mineralized results remain open on section or the interpreted optimal exploration target remains untested, and at Zone C, which is not currently included in the mineral resource estimate, where similar targets exist. At Gryphon, potential exists to expand mineral resources both along strike and down-plunge of the currently defined A Series Lenses.

Outside of the Phoenix and Gryphon deposits, Wheeler River has significant exploration potential for the discovery of additional high-grade uranium deposits. The Project’s significant repository of geophysical and historic drilling data has facilitated the identification of numerous high-priority regional target areas in accordance with the Company’s latest exploration models. Many of the target areas have the potential to host high-grade sandstone-hosted deposits, similar to Phoenix, that may be amenable to the use of the low-cost ISR mining method. Following almost ten years of exploration drilling focused largely on the Phoenix and Gryphon deposits, a multi-year plan has been developed to explore the regional target areas, which commenced in 2018, and continued in 2019.

Further details regarding Wheeler River, including the estimated mineral reserves and resources and PFS, are provided in the Technical Report for the Wheeler River project titled ‘Pre-feasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada’ prepared by Mark Liskowich, P.Geo. of SRK Consulting (Canada) Inc. with an effective date of September 24, 2018 (‘PFS Technical Report’). A copy of the PFS Technical Report is available on Denison’s website and under its profile on each of SEDAR and EDGAR.

MANAGEMENT’S DISCUSSION & ANALYSIS

The location of the Wheeler River property, as well as the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

Evaluation Program

During 2019, Denison’s share of evaluation costs at Wheeler River amounted to $9,867,000 (2018 - $3,130,000), which consisted primarily of work related to the ISR field test program, other engineering activities (including metallurgical testing) in support of a future FS, and activities related to the EA process.

Engineering Activities

ISR Field Test

The ISR field test program was designed to assess the permeability of Phoenix, and to collect an extensive database of hydrogeological data to further evaluate the ISR mining conditions present at Phoenix (see Figure 1). This data is of critical importance to the advancement of Phoenix as an ISR mining operation – as it is expected to support a detailed assessment of the ISR requirements related to permeability, and to be further incorporated into a detailed ISR mine plan as part of the completion of a future FS.

The Company successfully completed the planned ISR field test work and safely concluded operations on site at Wheeler River during the fourth quarter of 2019 (see Denison’s press release dated December 18, 2019). The field activities associated with the 2019 ISR field test program were completed over a period of approximately 23 weeks (starting in June and completed in late November), and required the support of approximately 40 Denison employees and contractor staff.

MANAGEMENT’S DISCUSSION & ANALYSIS

The objectives of the program were extensive, and the scope of the work completed on site during the program was considerable. The following represent the key components of field work completed as part of the 2019 ISR field test program:

●
Installation of 4 small-diameter pump/injection (‘P/I’) wells with a 2.5-inch diameter PVC pipe and slotted well-screen set within the ore zone of Test Area 1 and Test Area 2.
●
Installation of 5 small-diameter observation wells with a 1.5-inch diameter PVC pipe and slotted well-screen set at various depths within the ore zone of Test Area 1 and Test Area 2.
●
Installation of 6 small-diameter observation wells with a 1.5 inch diameter PVC pipe and slotted well-screen set at various depths outside of the ore zone of Test Area 1 and Test Area 2, including wells situated in the basement formation below Phoenix and in the sandstone above and adjacent to Phoenix.
●
Installation of 2 test wells containing Vibrating Wire Piezometers (‘VWPs’) in each of Test Area 1 and Test Area 2, equipped with pressure transducers at five different depth locations – including the overburden (1 transducer), overlying sandstone (2 transducers), ore zone (1 transducer), and underlying basement (1 transducer).
●
Installation of 12 small-diameter regional observation wells with a 1.5 inch diameter PVC pipe and slotted well-screen set at various depths and located approximately between 100 metres and 700 metres outside of the boundaries of the ore zone at Phoenix, for the purposes of environmental monitoring and baseline data collection.
●
Installation of 1 re-charge well with a 2.5-inch diameter PVC pipe and slotted well-screen set within the ore zone horizon for the purposes of recharging formation test waters.
●
Completion of a series of short-duration preliminary hydrogeological tests, using the P/I wells to pump water from or inject water into the ore zone to collect hydrogeological data and identify hydraulic connectivity between test wells – validating the ability to move water, and the existence of significant permeability, within the Phoenix ore zone.
●
Installation of 2 large-diameter CSWs within the ore zone – one located in each of Test Area 1 and Test Area 2 and both designed to meet expected regulatory and environmental requirements such that they can ultimately form part of the production ISR well field at Phoenix.
●
Completion of a series of short-duration preliminary hydrogeological tests, using the CSWs to pump water from or inject water into the ore zone to collect further hydrogeological data and assess the extent of permeability prior to testing the MaxPERF Drilling Tool.
●
Deployment of the MaxPERF Drilling Tool in each of CSW1 and CSW2 to complete an array of lateral drill holes (penetration tunnels) designed to enhance access from each CSW to the existing permeability within the ore zone.
●
Completion of a further series of short-duration preliminary hydrogeological tests, using each of CSW1 and CSW2 to pump water from or inject water into the ore zone following the deployment of the MaxPERF Drilling Tool – indicating potential increased flow rates following the application of the MaxPERF drilling.
●
Completion of long-duration hydrogeological tests, using each of CSW1 and CSW2 to pump water from or inject water into the ore zone for an extended period of time, to collect further detailed hydrogeological data designed to simulate fluid flow under conditions similar to an envisioned commercial production environment.
●
Completion of approximately 23 individual hydraulic conductivity tests (downhole packer testing) in 15 boreholes at various depths within and adjacent to the ore zone of Test Area 1 and Test Area 2 – including hydraulic conductivity tests within the underlying basement formation below Phoenix and in the sandstone above and adjacent to Phoenix.
●
Completion of downhole geophysics including nuclear magnetic resonance, dual neutron, and cement-bond log in CSW2 and dual neutron in GWR-001, GWR-010, GWR-019 and GWR-022.
●
Recovery of approximately 100 metres of mineralized drill core in 14 individual drill holes from the installation of P/I and observation wells, as well as CSWs, within Test Area 1 and Test Area 2 – subject to detailed on-site geological and geotechnical logging as well as permeability (permeameter) testing, prior to portions of the core being preserved for laboratory-based metallurgical test work.
●
Completion of extensive permeameter testing in the field, utilizing a portable nitrogen gas probe permeameter adapted for testing whole drill core pieces. Permeameter measurements were taken on core at approximate 10 centimetre intervals, resulting in a total of over 1,200 measurements collected from the 2019 ISR field test program.

MANAGEMENT’S DISCUSSION & ANALYSIS

The ISR field test successfully achieved each of the program’s planned objectives, and is highlighted by several key de-risking accomplishments, including the following:

Confirmation of significant hydraulic connectivity within the Phoenix ore zone:
●
85% of test wells located within Test Area 1 and Test Area 2 of the Phoenix deposit showed hydraulic connectivity with another test well (see Figure 2 and Figure 3);
●
Hydraulic connectivity was observed over 77% of the total strike length tested in Test Area 1 and Test Area 2 combined, and over 100% of the total across-strike length tested;
●
Taken together, the extent of hydraulic connectivity observed during the ISR field test program is supportive of the permeability of the ore zone and the potential suitability for ISR mining.

Installation of the Athabasca Basin’s first CSWs for ISR:
●
ISR mining of the Phoenix deposit is expected to require the installation of approximately 300 large-diameter/commercial-scale vertical wells into and surrounding the Phoenix deposit at approximately 400 metres below surface;
●
The installation of CSW1 (GWR-031) and CSW2 (GWR-032) represent a historic milestone for the advancement of ISR mining within the Athabasca Basin – as the first wells to have been installed for the purpose of ISR mining (see Figure 2 and Figure 3);
●
Completion of these wells represents a notable de-risking accomplishment for the project, as it confirms the ability to drill these large-diameter holes and install the materials necessary for ISR mining in a complex and highly altered geological setting that has not previously been tested for the suitability of the installation of ISR wells.

Confirmation of limited hydraulic connectivity within the underlying basement units:
●
During preliminary tests in Test Area 1 and Test Area 2, negligible hydraulic responses were observed in the observation wells situated in the basement rock units underlying the Phoenix deposit;
●
This result is indicative of the basement units having relatively low permeability and is supportive of the PFS design for the Phoenix ISR operation, which relies on the basement units providing containment of the ISR mining solution in conjunction with the planned freeze dome.

Demonstration of the effectiveness of MaxPERF to increase CSW access to existing permeability:
●
The MaxPERF Drilling Tool was successfully deployed in CSW1 and CSW2 to create a series of lateral drill holes (penetration tunnels) roughly 0.7 inches (1.78 centimetres) in diameter, which extend up to 72 inches (1.83 metres) from the CSW;
●
Initial short-duration hydrogeological tests confirmed increased flow rates in Test Area 1 following the completion of the MaxPERF drilling (see Denison’s press release dated August 27, 2019). In Test Area 2, initial short-duration hydrogeological tests confirmed similar flow rates both before and after the completion of the MaxPERF drilling (See Denison’s press release dated December 18, 2019);
●
These results confirm that the MaxPERF Drilling Tool can be deployed successfully within a CSW to mechanically engineer increased access to the existing permeability of the ore formation. This tool could be of significant utility in areas of the Phoenix deposit where natural access to permeability is challenged.

Confirmation of ability to achieve hydraulic conductivity values consistent with PFS
●
In February 2020, the Company reported further results of the pump and injection tests performed on the two CSWs. These tests were designed to allow for the simulation of fluid flow under conditions similar to an envisioned commercial ISR production environment – ultimately facilitating a quantitative assessment of the bulk hydraulic conductivity of the Phoenix orebody and surrounding rock formations.
●
For ISR mining operations, the term ‘hydraulic conductivity’ is used to describe the ease with which a fluid can move through the pore spaces or fractures within a host rock. Hydraulic conductivity, commonly represented by the symbol ‘K’, is often stated as a rate of flow (under a unit hydraulic gradient through a unit cross-sectional area of aquifer) and is typically reported in units of metres/sec (‘m/s’) or metres/day (‘m/d’).
●
The Pump and injection tests completed during the 2019 Field Test from CSW2 (drill hole GWR-032), after deployment of the MaxPerf Drilling Tool, produced K values ranging from 3.7 x 10-7 to 9.6 x 10-7 (or 0.033 m/d to 0.084 m/d – consistent with the K values used in the PFS.

The extensive hydrogeological data sets collected during the 2019 field program will be incorporated into the hydrogeological model being developed for Phoenix, which is expected to facilitate detailed mine planning. The hydrogeological testing and modelling are being undertaken by Petrotek Corporation (‘Petrotek’) – specialists in the technical evaluation and field operation of subsurface fluid flow and injection projects, including significant ISR experience in various jurisdictions. Denison expects the hydrogeological model and final report to be completed in Q1 2020.

MANAGEMENT’S DISCUSSION & ANALYSIS

Figure 1: Phoenix Zone A plan view showing Test Areas and well installations completed during 2019.

MANAGEMENT’S DISCUSSION & ANALYSIS

Test Area 1 – Well Screen Locations – Plan View

Denison Mines

Pump/Injection – Well Screen Locations
Observation – Well Screen Locations
Commercial Scale Well – Well Screen Locations
MaxPERF Drill Traces
Well Collar Location
Well Trace
Mineralized Wireframe >0.05% U_3O_8
N
GWR-017 Adjacent Sandstone
GWR-020 Multiple (VWP)
GWR-016 Ore Zone
GWR-010 Ore Zone
GWR-013 Overlying Sandstone
GWR-031 (CSW1)
GWR-001 Ore Zone
GWR-015 Ore Zone
Test Area 1
GWR-024 Ore Zone
GWR-011 Overlying Sandstone
GWR-002 Overlying Sandstone
GWR-004 Underlying Basement
A
B
25 m
Coordinate system: NAD83 UTM Zone 13N

Test Area 1 – Well Screen Locations – Long Section

A
B
Athabasca Sandstone
Unconformity
Crystalline Basement
-400 m
-410 m
-420 m
-430 m
-440 m
GWR-002 Overlying Sandstone
GWR-011 Overlying Sandstone
GWR-013 Overlying Sandstone
GWR-024 Ore Zone
GWR-015 Ore Zone
GWR-001 Ore Zone
GWR-010 Ore Zone
GWR-031 (CSW1)
GWR-017 Adjacent Sandstone
GWR-016 Ore Zone
GWR-004 Underlying Basement
GWR-020 Multiple (VWP)
Test Area 1
Test Area 1
Pump/Injection – Well Screen Locations
Observation – Well Screen Locations
Commercial Scale Well – Well Screen Locations
MaxPERF Drill Traces
Commercial Scale Well Drill Trace
Well Trace
Mineralized Wireframe >0.05% U_3O_8
10 m
Well screen locations projected to long section A-B (see Plan View above)

Figure 2: Plan map and long section showing Pump/Injection wells, Observation wells and CSW1 completed for ISR field testing in Test Area 1.

MANAGEMENT’S DISCUSSION & ANALYSIS

Test Area 2 – Well Screen Locations – Plan View

Denison Mines

Pump/Injection – Well Screen Locations
Observation – Well Screen Locations
Commercial Scale Well – Well Screen Locations
MaxPERF Drill Traces
Well Collar Location
Well Trace
Mineralized Wireframe >0.05% U_3O_8
N
D
GWR-021
Multiple (VWP)
GWR-023
Ore Zone
GWR-019
Ore Zone
GWR-032
CSW2
Test Area 2
GWR-022
Ore Zone
GWR-026
Ore Zone
C
GWR-018
Adjacent Sandstone
25 m
Coordinate system: NAD83 UTM Zone 13N

Test Area 2 – Well Screen Locations – Long Section

C
Athabasca Sandstone
D
Unconformity
Test Area 2
GWR-018
Adjacent Sandstone
GWR-022
Ore Zone
GWR-026
Ore Zone
GWR-032
CSW
GWR-019
Ore Zone
GWR-023
Ore Zone
Crystalline Basement
Test Area 2
Pump/Injection – Well Screen Locations
Observation – Well Screen Locations
Commercial Scale Well – Well Screen Locations
MaxPERF Drill Traces
Commercial Scale Well Drill Trace
Well Trace
Mineralized Wireframe >0.05% U_3O_8
10 m
GWR-021
Multiple (VWP)
Well screen locations projected to long section C-D (see Plan View above)

  Figure 3: Plan map and long section showing Pump/Injection wells, Observation wells and CSW2 completed for ISR field testing in Test Area 2.

MANAGEMENT’S DISCUSSION & ANALYSIS

Other Engineering Activities

Metallurgical Testing

Metallurgical test work commenced in the fourth quarter of 2019, utilizing core samples collected during the ISR field test program. The metallurgical test program is expected to include the following:

Core Leach Tests: These specialized tests involve the testing of intact mineralized core samples, representative of the in-situ conditions at Phoenix, to evaluate uranium recovery specifically for the ISR mining method. Mineralized core samples of between 0.75 metres and 1.5 metres in length were obtained from the 2019 ISR field test program. A triple-tube method of core recovery was employed to ensure the core could be recovered with minimal breakage and would be representative of the in-situ Phoenix ore. Core samples were collected to represent the various ore types and grade ranges (~1% to 60% U3O8) at Phoenix.

A specialized laboratory apparatus will be utilized to completely seal the outer diameter of the intact mineralized core, thus ensuring that the leach solution travels through the intact core sample (25 centimetres to 50 centimetres in length). The tests are expected to utilize mining solution (or lixiviant) with acid and oxidant concentrations, and injection pressures, similar to those envisaged during commercial ISR operations. Denison considers this type of specialized test of intact competent core samples to be the most representative available laboratory test of the natural leach conditions of the host rock. Accordingly, these tests are expected to provide important detailed metallurgical recovery data that is expected to inform the Company’s understanding of the potential scope of the start-up, steady state, and closure of ISR wells.

In February 2020, the Company reported on the results from the initial core leach tests (see Denison press release dated February 19, 2020). At that time, over 50 days of testing had been completed on a mineralized core sample recovered from drill hole GWR-016. The core sample was recovered from between 405 and 407 metres below surface within the extent of the high-grade core of Phoenix Zone A. Various parameters for lixiviant composition (including both acid and oxidant concentration) have been tested to date. In all cases, the lixiviant is injected into the core continuously and only interrupted periodically if a change in the lixiviant composition is required. After the initial test startup, uranium bearing solution recovered from the core sample returned uranium content in the range of 13.5 g/L to 39.8 g/L. The average uranium concentration returned over the last 20 days of testing was 29.8 g/L – which represents a uranium content that is approximately 200% higher than (or three times) the minimum level used for the ISR process plant design in the PFS of 10 g/L.

Column Leach Tests: Additional core samples in the same grade ranges (~1% to 60% U3O8) were obtained from the 2019 ISR field test program and preserved for metallurgical tests. These samples will be crushed and packed into test columns at the test facility in order to complete traditional column leach tests utilizing the same mining solutions as the Core Leach Tests. The testing is expected to provide additional data on the recovery of uranium, and any other metals, from the various ore types and grade ranges associated with the Phoenix deposit under the envisaged ISR mining conditions. The purpose of the Column Leach Tests is to correlate data from the specialized Core Leach Tests to the traditional ISR laboratory testing methods used during the PFS. Additionally, the Column Leach Tests are able to generate uranium bearing solutions in larger quantities for further laboratory testing of the process plant flowsheet.

Bench-Scale Tests: Upon completion of the Core Leach Tests and Column Leach Tests (together, the ‘Leach Tests’), Bench-Scale Tests of each unit operation in the proposed flowsheet is planned. These tests are expected to use the uranium-bearing solution produced from the Leach Tests. The data from the Bench-Scale Tests will provide key details to proceed with the next stage of process plant design for impurity removal, uranium precipitation, solid liquid separation, reagent usage and water treatment.

Metallurgical Modelling: Concurrent with these tests, Denison is building a metallurgical simulation model with the basic parameters for mass, energy and water balances. The data from all laboratory tests will be incorporated into a model update once testing is completed.

The timing of the above noted elements of the metallurgical test program will be contingent on the Company raising sufficient capital.

Electrical Power Studies

In July 2019, Denison submitted a request to the provincial power utility (SaskPower) for the completion of an interconnection study. The study is expected to provide Denison with guidance on the connection schedule, as well as capital and engineering costs expected to be required to connect the Wheeler River site to the existing overhead power lines located approximately six kilometres from the proposed Phoenix ISR operation.

MANAGEMENT’S DISCUSSION & ANALYSIS

Additional Engineering Activities

Certain additional engineering activities have commenced to complement the environmental program, including those required to confirm the water, heat and mass balances for the ISR operation and process plant. These efforts will provide valuable inputs to the EA.

Environmental and Sustainability Activities

Project Description and Environmental Assessment

In 2019, the Company submitted a PD to the CNSC and a Technical Proposal to the SK MOE to support the advancement of an ISR uranium mine at Wheeler River. Acceptance of these documents was announced by both the SK MOE and the CNSC on June 1st, 2019. This milestone marked the official commencement of the EA process. Additionally, in December 2019, final confirmation of the EA scope for the Project was received from the CNSC.

The Company identified the EA process as a key element of the Project's critical path. Accordingly, Denison has initiated various studies and assessments as part of the EA process, which is intended to culminate in the preparation of the Project EIS. The EA is a planning and decision-making tool, which involves predicting potential environmental effects throughout the project lifecycle (construction, operation, decommissioning and post-decommissioning) at the site, and within the local and regional assessment areas.

In late December 2019, Denison received a Record of Decision from the CNSC on the scope of the factors to be taken into account for the Wheeler EA, which indicate that the EA will follow the CNSC’s generic guidelines.

Environmental Baseline Data Collection

Baseline work completed during 2019 included ongoing monitoring of ambient radon and dust in the air, groundwater quality, and waste rock barrel leachate chemistry. In addition, ambient gamma, sulphur dioxide and nitrogen dioxide monitoring programs were initiated during the year, and aquatic, terrestrial and heritage baseline surveys were conducted to build upon the work completed to date, improving Denison’s understanding of the existing environment around the Project area, and supporting the completion of the EA.

In 2019, 12 regional observation wells were also installed for the purpose of regional hydrogeological testing outside of the Phoenix deposit (see ‘Completion of ISR Field Test Program’ above). The wells will be used to establish baseline conditions within the local and regional groundwater system and the data collected (including groundwater levels, flow and quality) will form key inputs to groundwater models for the EA.

Corporate Social Responsibility

The overall focus of Denison’s corporate social responsibility program for 2019 has been to build and strengthen relationships with Indigenous and non-Indigenous communities who have a strong connection to the land in which the Project is located.

In addition to various community engagement activities carried out during the year, Denison conducted site tours during the third quarter for various Indigenous and municipal leaders, which introduced the leaders to the site, provided an overview of the summer field testing activities, and offered an opportunity for collaboration regarding the advancement of the Project.

Exploration Program

Denison’s share of exploration costs at Wheeler River during 2019 were $2,679,000 (2018 – $6,883,000).

Following the completion of the PFS in the third quarter of 2018, and given the highly encouraging results from the proposed Phoenix ISR operation, the 2019 exploration drilling program was focused on initial testing of regional targets at the sub-Athabasca unconformity, with the potential to discover additional high-grade deposits that could form satellite ISR operations.

The winter 2019 drilling program commenced in early January 2019 and was concluded by the end of March 2019. A single diamond drill rig was utilized, which completed 7,434 metres in 14 drill holes across regional target areas including O Zone (2,091 metres; 4 holes), Q South East (714 metres; 2 holes), K South (1,017 metres; 2 holes), K West (1,899 metres; 3 holes), M Zone (1,116 metres; 2 holes) and Gryphon South (597 metres; 1 holes).

MANAGEMENT’S DISCUSSION & ANALYSIS

The location of the regional target areas are provided in the figure below. Highlight drilling results included:

K West – Unconformity-hosted mineralization was intersected in drill hole WR-756, highlighted by 0.03% U3O8 over 1.5 metres, 1.3% Cu over 4.0 metres, 0.13% Ni over 4.0 metres and 0.18% Co over 6.0 metres, immediately above the sub-Athabasca unconformity which was intersected at 543.8 metres below surface. The mineralization was accompanied by other geological features commonly associated with unconformity-related deposits, including highly structured and hydrothermally altered sandstone and faulted graphitic basement rocks. Significant fault zones both within the lower sandstone and upper basement indicate additional unconformity targets exist to the southeast and northwest along section, respectively. While the other two holes completed at K West, on 600 metre centers along strike, did not intersect the optimal target area on their respective sections, they both intersected significant structure and alteration in the sandstone – confirming the presence of a mineralizing system along the southern portion of the K West trend.

Q South East – Two drill holes, completed as a fence, were designed to test an unconformity target on the eastern edge of the Quartzite Ridge - a geological setting analogous to the Phoenix deposit. The drill holes intersected structured and hydrothermally altered sandstone, an unconformity offset of 16 metres and basement stratigraphy identical to the Phoenix deposit. Targets exist along strike, particularly to the northeast along the eastern edge of the Quartzite Ridge, which is largely untested for 8.8 kilometres.

K South – Drill hole WR-749 intersected anomalous uranium in both the upper sandstone (average 1.29 parts per million (‘ppm’) uranium from 15 to 130 metres) and the lower sandstone (average 1.03 ppm uranium from 360 to 435 metres). The lower sandstone was also marked by significant hydrothermal alteration including anomalous clay signatures up to 80 metres above the unconformity. The granite intersected at the unconformity, at 465 metres, indicates the drill hole overshot the optimal target. The highly anomalous sandstone signatures indicate compelling future targets remain to the southeast, and along strike, where graphitic basement rocks and associated structure are interpreted to occur (subcrop) at the unconformity.

O Zone – The testing of DCIP resistivity targets confirmed the presence of a major post-Athabasca thrust fault with an unconformity offset of over 60 vertical metres and associated significant sandstone structure and hydrothermal alteration. Additional targets exist over the 3 kilometres of interpreted strike length along the O Zone thrust fault.

MANAGEMENT’S DISCUSSION & ANALYSIS

During the summer 2019 exploration program, which commenced in late July and was concluded by early September, a total of 3,139 metres of diamond drilling was undertaken in six completed holes utilizing one drill rig. The drill hole locations are provided in the figure below. The summer drill holes were undertaken as a follow-up to the winter 2019 program along the southern portion of the K-West trend and designed to follow-up certain targets on existing drill sections, and to test along strike of previous drill holes.

In summary, the six drill holes completed during the third quarter all intersected favorable hydrothermal alteration within the basal sandstone associated with the K-West graphitic fault, including bleaching, desilification, and grey alteration. Three drill holes (WR-756D1, WR-756D2 and WR753D1) were completed as a wedge (or daughter) hole from existing drill holes, to follow-up on results from the winter 2019 exploration program. These drill holes intersected strong alteration associated with highly anomalous geochemistry, highlighted by WR-756D1 which averaged 3 ppm uranium (partial digest) over the basal 230 metres of sandstone, indicative of a potentially fertile uranium mineralizing system along the K-West trend. Somewhat weaker geochemical results were returned from the other three holes completed (WR759, WR-760, WR761A) along strike of the winter 2019 drill holes on an approximate 300 metre spacing. The drill holes completed along strike are, however, interpreted to have undershot the optimal target by 45 to 65 metres. Accordingly, additional exploration along the K-West trend is warranted, particularly along the northern portion (west and northwest of the Gryphon deposit), where the strongest geochemical anomalism along the K-West trend occurs and unconformity targets are largely untested.

The map below provides a summary of drill results for K-West.

MANAGEMENT’S DISCUSSION & ANALYSIS

Mann Lake
Gryphon Deposit
Moon Lake
Phoenix Deposit
Moon Lake South
Wheeler River
Access Road
Power Line
Main Road
Moore Lake
0.3 % U3O8 /1.0 m
4.7 % Co /1.0 m
3.7 % Ni /1.0 m
0.55 % Cu /1.0 m
1.2 % Cu /6.0 m
0.49 % Ni /6.0 m
0.07 % Co /6.0 m
Undershot optimal target
WR-733
WR-717
WR-741A
Overshot optimal target
WR-728
WR-715
0.08 % U3O8 /1.0 m
1.0% Cu /1.0 m
6377000.00 Y
WR-716
WR-714
WR-663
WR-619A
Anomalous U associated with elevated Pb, Ni, and Co
K West Trend
Gryphon Deposit
Overshot optimal target
WR-753D1
6376000.00 Y
WR-753
Undershot optimal target
ZK-09
WR-761A
Overshot optimal target
WR-754
0.025 % U3O8 /1.5 m
1.3 % Cu /4.0 m
0.13 % Ni /4.0 m
0.18 % Co /6.0 m
Undershot optimal target
WR-754
Anomalous U associated with elevated Pb, Cu, B, As, Ni, and Co
WR-756D1
6375000.00 Y
WR-756D2
WR-756
K West Fault
Gryphon Fault
WR-760
Undershot optimal target
Pelites
Semipelites
Graphitic Pelite
Quartzite
Pegmatite
Calc-silicate
Granite
Gryphon Mineralization
Historic Drill Hole
Summer 2019 Drill Hole
Structural corridors
Property Boundary
Unconformity Mineralization Pierce Point
Basement Mineralization Pierce Point
Sandstone Anomalous Geochem/Alteration
Basement Anomalous Geochem/Alteration
6374000.00 Y
ZK-19
473000.00 X
474000.00 X
1 km

MANAGEMENT’S DISCUSSION & ANALYSIS

Exploration Pipeline Properties

During the 2019 winter season, Denison carried out drilling programs at Waterbury Lake and Hook-Carter. Additionally, Orano Canada, as operator, carried out a winter drilling program at the Waterfound River project. No field exploration programs were conducted during the fourth quarter of 2019, however, desk-top interpretations of 2019 results and planning activities for the 2020 work programs were carried out. Exploration pipeline property highlights for 2019 include the results of the Company’s exploration program at its Waterbury Lake and Hook-Carter properties, as described below.

Waterbury Lake

Denison’s Waterbury Lake project, which includes the J Zone and Huskie uranium deposits, is located within 20 kilometres of the McClean Lake mill, and is situated near the Roughrider, Midwest Main and Midwest A deposits. The project is the sole asset of the Waterbury Lake Uranium Limited Partnership (‘WLULP’), which is owned by Denison (66.57%) and its project partner, Korea Waterbury Uranium Limited Partnership (‘KWULP’) (33.41%). The remaining 0.02% interest in the WLULP is held by the WLULP’s general partner, Waterbury Lake Uranium Corporation (jointly owned by Denison (60%) and KWULP (40%)). KWULP consists of a consortium of investors in which Korea Hydro & Nuclear Power (‘KHNP’) holds a majority position. KWULP elected not to fund the 2019 program and to dilute their ownership interest.

Total exploration costs incurred during 2019 were $1,276,000 (2018 – $3,275,000). While the Company is funding 100% of the project cost, it accounts for its ownership share of spending by the WLULP (66.57% effective December 31, 2019) as exploration expense during the period, and will ultimately account for a large portion of the remaining expenditures as a mineral property addition related to the periodic cash contributions made by the Company to the WLULP, and the subsequent dilution of KWULP’s interest. Accordingly, Denison’s share of the exploration expenditures during 2019 were $842,000 (2018 – $2,120,000). Refer to ‘Transactions With Related Parties’ below for further details regarding the dilution of KHNP’s interest that occurred during the year.

The winter 2019 drilling program commenced in January and was concluded in March 2019. Activities focused on drill testing priority target areas associated with the regional Midwest Structure, which is interpreted to be located along the eastern portion of the Waterbury Lake property (see figure below). Target areas tested included the GB Zone (3,385 metres; 9 drill holes), Oban South (1,127 metres; 3 drill holes), GB Northeast (323 metres; 1 drill hole) and the Midwest Extension (900 metres; 2 drill holes), with highlight results described below:

GB Zone – Nine drill holes were completed to follow-up on basement-hosted mineralization discovered during the summer 2018 drilling program (see Denison’s press release dated September 17, 2018). The winter 2019 drill holes were oriented steeply to the northeast on an approximate 100 x 100 metre spacing to test the faulted graphitic basement sequence, which dips steeply to the southwest. Basement-hosted mineralization was intersected in drill hole
WAT19-480, highlighted by 0.15% U3O8 over 6.0 metres, including 0.26% U3O8 over 3.0 metres. Additional basement-hosted mineralized intercepts were obtained approximately 100 metres to the southeast of WAT19-480 in drill hole WAT19-486 highlighted by 0.25% U3O8 over 2.0 metres and 0.22% U3O8 over 1.5 metres. The remainder of the holes encountered variable amounts of basement structure and alteration, often associated with anomalous geochemistry. The up-dip projection of the mineralized faults was tested at the unconformity, where two drill holes encountered significant hydrothermal alteration but no significant mineralization. Highlight assay results are provided in the table below.

MANAGEMENT’S DISCUSSION & ANALYSIS

HIGHLIGHTS OF WINTER 2019 ASSAY RESULTS FOR GB ZONE DRILL HOLES
Hole Number	From (m)	To (m)	Length5 (m)	Grade (% U3O8)1,2,4
WAT19-480	263.0	269.0	6.0	0.15
including(3)	263.0	266.0	3.0	0.26
WAT19-486	293.5	294.5	1.0	0.15
and	300.0	301.0	1.0	0.10
and	309.5	311.5	2.0	0.25
and	325.0	326.0	1.0	0.10
and	330.0	331.5	1.5	0.22
1.
U3O8 is the chemical assay of mineralized split core samples.
2.
Intersection interval is composited above a cut-off grade of 0.05% U3O8 unless otherwise indicated.
3.
Intersection interval is composited above a cut-off grade of 0.1% U3O8.
4.
Composites are compiled using 1.0 metre minimum thickness and 2.0 metres maximum waste.
5.
As the drill holes are oriented steeply toward the northeast and the mineralized lenses are interpreted to dip steeply to the southwest, the true thickness of mineralization is expected to be approximately 75% of the intersection lengths.

Oban South – The target area at Oban South comprises the interpreted intersection of the east-west trending Oban South graphitic conductor and the north-northeast trending regional Midwest structure. Three drill holes were completed as an initial test of the geological concept. The drilling successfully identified a faulted graphitic unit within the basement, which was hydrothermally altered, and a broad zone of desilicification within the lower sandstone, which included 10 ppm uranium and over 100 ppm boron within the basal 12.5 metres of sandstone immediately overlying the unconformity.

GB Northeast – A single reconnaissance drill hole was completed to test a coincident airborne electromagnetic conductor and magnetic low approximately 2.5 kilometres to the northeast of the GB Zone. The drill hole intersected moderately to locally strong sandstone alteration and an altered and faulted graphitic pelite unit immediately below the unconformity. The drill hole was highlighted by a discrete spike in basement radioactivity of 1,520 counts per second (‘cps’), measured with an RS-125 gamma hand-held spectrometer, within the faulted graphitic pelite unit accompanied by elevated uranium (up to 200 ppm over 0.5 metres) and pathfinder geochemistry.

More information regarding the Waterbury Lake project is available in the technical report titled “Technical Report with an Updated Mineral Resource Estimate for the Waterbury Lake Property, Northern Saskatchewan, Canada”, dated December 21, 2018, by Serdar Donmez, P.Geo., E.I.T., Dale Verran, Pr.Sci.Nat., P.Geo., and Paul Burry, P.Geo. of Denison Mines Corp., Oy Leuangthong, P.Eng and Cliff Revering, P.Eng of SRK Consulting (Canada) Inc., Allan Armitage, P.Geo of SGS Geostat, and Alan Sexton, P.Geo of GeoVector Management Inc.

MANAGEMENT’S DISCUSSION & ANALYSIS

DENISON PROJECTS
Murphy Lake
Hatchet Lake
Waterbury North
Wolly
Waterbury Lake
J Zone
Roughrider
Midwest A
McClean Mill
Midwest
McClean Lake
5 km
Uranium mines & deposits
Power Line
Main Road
100% Denison
Denison operated JV
Areva operated JV
N
Future Target Area
GB Northeast Target Area
GB Trend Target Area
GB Trend
Structural Corridor
Oban South Target Area
Oban Trend
6470000 mN
Metasedimentary Corridor
Granite
Waterbury Lake Project
(Denison, KWULP)
Interpreted Regional Midwest Structure
Huskie Deposit
J Zone Deposit
Roughrider
Midwest Project
(Denison, Areva, OURD)
Midwest A Deposit
6465000 mN
Midwest Structure
Midwest Deposit
Midwest Extension Target Area
Uranium deposits
Property Boundary
2019 Drill Target Area
Interpreted Basement Geology
Granite
Metasedimentary corridors
Structural corridors
905
Provincial Highway
2 km
6460000 mN
Points North Landing
550000 mE
555000 mE
560000 mE

MANAGEMENT’S DISCUSSION & ANALYSIS

Hook-Carter Project

The Hook-Carter property consists of 6 claims covering 24,262 hectares and is located in the western portion of the Athabasca Basin. The project is highlighted by 15 kilometres of strike potential along the prolific Patterson Corridor – host to the Arrow deposit (NexGen Energy Ltd.), Triple R deposit (Fission Uranium Corp.), and Spitfire discovery (Purepoint Uranium Group Inc., Cameco Corp., and Orano Canada), which occur within 8 to 20 kilometres of the property.  The property is significantly underexplored compared to other properties along this trend, with only five of eight historic drill holes (pre-2018) located along the 15 kilometres of Patterson Corridor strike length.  The property also covers significant portions of the Derkson and Carter Corridors, which provide additional target areas.

The property is owned 80% by Denison and 20% by ALX. Denison has agreed to fund ALX's share of the first $12,000,000 in expenditures (see Denison’s Press Releases dated October 13 and November 7, 2016).

Total exploration costs incurred during 2019 were $1,787,000, (2018 - $2,818,000). As at December 31, 2019, the Company has spent $6,712,000 on the project, since acquisition.

During the first quarter of 2019, a diamond drilling program was completed consisting of 4,797 metres in six completed holes (see drill hole locations in the figure below). The program was aimed at testing high-priority geophysical targets identified from the 2017 electromagnetic (moving loop TEM) and resistivity (DCIP) surveys within the interpreted extension of the Patterson Lake Corridor.

Favorable structure and alteration was encountered in the majority of the drill holes completed in the 2019 drilling program, and the initial batches of geochemical results show significant concentrations of uranium pathfinder elements, which confirm the presence of a mineralizing system on the Hook Carter property. Completion of the 2018 and 2019 drilling programs has provided reconnaissance level drill hole coverage along the Patterson Lake Corridor at an approximate 1,200 metre spacing within the 2017 geophysical survey area. These reconnaissance drill holes form an important initial repository of drilling data, which is expected to be used to prioritize target horizons and plan future exploration programs.

Drill hole highlights from the 2019 drilling program include:

HC19-010A - Targeted a DC resistivity anomaly located along the eastern edge of the 2017 geophysical grid. The hole intersected weak to moderate hydrothermal alteration in the sandstone. Geochemistry results returned anomalous boron values up to 762 ppm throughout the sandstone column. An additional DC resistivity target is located to the southeast on this section.

HC19-011 – Tested a roughly coincident electromagnetic-resistivity anomaly 900 metres along strike to the southwest of HC19-010A. Drill hole HC19-011 intersected moderate to locally strong hydrothermal alteration in the sandstone and weakly elevated radioactivity in hematized clay near the unconformity (up to 225 cps with a handheld RS-125 spectrometer). Elevated levels of boron, up to 3,320 ppm, were reported in the sandstone and immediately below the unconformity. It has been interpreted that HC19-011 likely overshot the optimal target and additional targets may exist to the southeast on section.

HC19-013A and HC19-014A – These drill holes tested electromagnetic targets 1.5 kilometres and 2.7 kilometres along strike to the northeast of HC19-010A, respectively. HC19-013A encountered multiple zones of strongly brecciated, faulted and hydrothermally altered sandstone, particularly near the unconformity. Strongly silicified pelitic gneisses and a graphite-rich pelitic gneiss were intersected within the basement that exhibited extensive shearing, faulting and brecciation. Elevated radioactivity, with handheld RS-125 spectrometer values of up to 170 cps, was recorded in some of the fault zones in the basement. The sandstone column returned highly anomalous boron values ranging from 45 to 1,110 ppm in the basal 300 metres. One 10-metre composite sandstone sample, from 100 – 110 metres, averaged 5.79 ppm uranium (partial digest).  Collared approximately 1.2 kilometres northeast of HC19-013A, drill hole HC19-014A encountered similar sandstone structure and alteration restricted to the basal portion of the sandstone column. A massive white clay zone about three metres in thickness was encountered at the unconformity. HC19-014A encountered strongly sheared, faulted and brecciated graphitic pelitic gneiss in the basement. Strong clay alteration and hematization followed the graphitic unit extending about 10 metres into the underlying quartz-flooded granitic gneiss. Lithogeochemical samples from HC19-014A did not yield anomalous uranium values, however one sample from the basal 3 metres of the sandstone column returned 1,380 ppm boron.

HC19-012 – Targeted a strong electromagnetic anomaly in the central portion of the 2017 geophysical survey area. The hole was designed to test the basement below historic drill hole HK-002. Sandstone structure included several narrow zones of blocky and locally brecciated core. Significant hydrothermal alteration was noted in the sandstone. Lithogeochemical samples analyzed from this hole returned strongly anomalous boron values up to 1,000 ppm for the entire sandstone column. Structurally-controlled clay alteration was observed in multi-metre sections. A weakly to moderately bleached, locally sheared, weakly graphitic unit was intersected in the basement below HK-002.

MANAGEMENT’S DISCUSSION & ANALYSIS

HC19-015 – Completed approximately 3 kilometres southwest of HC19-011, to test a resistivity target that is coincident with a historical electromagnetic anomaly. Weak dravite and pyrite alteration was noted mostly in the upper portions of the sandstone column. The basal 30 metres were desilicified with several unconsolidated sections. Basement lithologies encountered included a graphitic breccia and a weakly graphitic pelite unit. Pervasive strong quartz flooding was observed throughout the basement and elevated radioactivity of up to 350 cps was measured with a hand-held RS-125 scintillometer in a hematized zone below the unconformity.

N
S
W
E
HK-012
EHK-003
HK-003
HC18-008
HK-011
HC18-005
HC19-014A
Hook
Lake
Camp
HK-002
HC19-012
HC19-013A
Property
Boundary
HC18-004
HC19-010A
HC19-011
HC18-001
HC18-003A
HK-001
HC18-002
HC18-006
HK-018
HC18-009D1
HC18-007A
ML81-7
HC19-015
DDH Collar (2019)
DDH Collar (2018)
DDH Collar (Pre-Denison)
DC Resistivity Target (2017)
SML Target (2017)
Denison Mines
HOOK-CARTER PROJECT
Winter 2019
Diamond Drilling Program
DDH Location Map
Image: Resistivity Depth Slice
0
0.5
1
2
kilometres

Midwest Project

The Midwest project is owned by Denison (25.17%) and its partners, Orano Canada (69.16%) and OURD (5.67%) pursuant to the Midwest Joint Venture Agreement. Orano Canada is the operator of the project. The project is host to two uranium deposits within close proximity to existing uranium mining and milling infrastructure.

Total exploration costs incurred during 2019 were nil (2018 – $1,251,000), and Denison’s share of the exploration costs during 2019 was $nil (2018 – $315,000). There is no significant activity planned for Midwest at this time.

On March 27, 2018, Denison reported an updated mineral resource estimate for the Midwest Main and Midwest A deposits located on the Midwest property, which is available on the Company’s profile on the SEDAR website at www.sedar.com.

MANAGEMENT’S DISCUSSION & ANALYSIS

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $7,811,000 during 2019 (2018 - $7,189,000). These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. Included in general and administrative expense is $2,222,000 in non-cash share-based compensation expense (2018 - $1,835,000). The increase in general and administrative expenses during 2019, as compared to the prior period, was predominantly the result of an increase in share-based compensation expense related to vesting of the Company’s initial grants of restricted share units (‘RSUs’) and performance share units (‘PSUs’) issued in the second quarter of fiscal 2018, an increase in employee salaries and benefits, as well as an increase in non-recurring legal costs, offset by a legal recovery received during the second quarter of 2019.

IMPAIRMENT – MINERAL PROPERTIES

During 2018, the Company recognized an impairment expense of $6,086,000, due to the Company’s intention to let claims on three of its Canadian properties lapse in the normal course.

OTHER INCOME AND EXPENSES

During 2019, the Company recognized a gain of $2,970,000 in other income/expense (2018 – loss of $6,234,000). The gain in 2019 is predominantly due to a deconsolidation gain of $5,267,000 related to the change in accounting for the Company’s investment in GoviEx (see below), offset by fair value adjustments related to the Company’s other investments carried at fair value.

As discussed more fully below, on October 1, 2019, the Company ceased to use the equity method to account for its investment in the common shares of GoviEx, and began to account for this as a portfolio investment at fair value through profit and loss. As a result, the Company recorded other income of $5,267,000 to increase the carrying value associated with its investment in GoviEx, from its equity method carrying value as at September 30, 2019, to the fair value of the common shares at October 1, 2019.

Gains and losses on investments carried at fair value are driven by the changes in share prices of the Company’s portfolio investments. During 2019, the Company recorded a loss of $1,085,000 on its portfolio investments (2018 – loss of $5,411,000) due to unfavourable mark-to-market adjustments.

During 2019, the Company recorded an expense of $845,000 in other income and expense related to an increase in the estimate of reclamation liabilities at Elliot Lake (2018 - $369,000). In 2019, the increase in the reclamation liability was predominantly due to changes in the long-term discount rate used to estimate the present value of the reclamation liability (2018 – changes in the long-term discount rate and changes in labour cost estimates). Refer to Reclamation Sites below for further detail.

EQUITY SHARE OF INCOME (LOSS) FROM ASSOCIATES

During 2019, the Company recognized a loss of $426,000 from its equity share of its associate GoviEx (2018 – gain of $277,000). The loss in 2019 is due to an equity loss of $678,000 (2018 – equity loss of $472,000), based on the Company’s share of GoviEx’s net loss during the period ending September 30, 2019, offset by a net dilution gain of $252,000 (2018 – dilution gain of $749,000) as a result of equity issuances completed by GoviEx, which reduced the Company’s ownership position in GoviEx from 16.21% at December 31, 2018, to approximately 15.39% at September 30, 2019. The Company recorded its share of income from associates a quarter in arrears, based on the most recent publicly available financial information, adjusted for any subsequent material transactions that have occurred.

On October 1, 2019, the Company determined that it no longer exercised significant influence over GoviEx and began to account for its investment in the common shares of GoviEx as a portfolio investment at fair value through profit and loss. See ‘Other Income and Expenses’ above for the accounting adjustment required to bring the Company’s investment in GoviEx to fair value as at October 1, 2019.

INCOME TAX RECOVERY AND EXPENSE

During 2019, the Company recorded an income tax recovery of $5,376,000 (2018 - $8,294,000). The decrease in the income tax recovery in 2019 was predominantly due to the reduced magnitude of tax attributes renounced to investors from the issuance of flow through shares. The Company’s accounting policy for flow through shares results in the recognition of previously unrecognized tax assets upon the renunciation of tax attributes to investors in the year following the issuance of the flow through shares. The flow through share offering in 2018, renounced in 2019, was smaller than the Company’s 2017 flow through offering, renounced in 2018, resulting in a smaller deferred tax recovery in 2019.

MANAGEMENT’S DISCUSSION & ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $8,190,000 at December 31, 2019 (December 31, 2018 – $23,207,000).

The decrease in cash and cash equivalents of $15,017,000 was due to net cash used in operations of $18,801,000 and net cash used in investing activities of $921,000, partially offset by net cash provided by financing activities of $4,705,000.

Net cash used in operating activities of $18,801,000 during 2019 was predominantly due to the net loss for the period, adjusted for non-cash items and changes in working capital items.

Net cash used in investing activities of $921,000 consists primarily of expenditures for property, plant and equipment, as well as the purchase of portfolio investments

Net cash provided by financing activities of $4,705,000 reflects the net proceeds received from the Company’s December 2019 private placement issuance of 6,934,500 common shares, on a flow-through basis, at a price of $0.68, for gross proceeds of $4,715,000 (‘2019 FT Offering’), as well as the cash proceeds received upon the exercise of employee stock options. The proceeds of 2019 FT Offering will be used to fund the Company’s Athabasca Basin exploration programs through to the end of 2020.

As at December 31, 2019, the Company has fulfilled its obligation to spend $5,000,000 on eligible Canadian exploration expenditures as a result of the issuance of common shares on a flow-through basis in November 2018.

As at December 31, 2019, the Company has spent $120,000 towards its obligation to spend $4,715,000 on eligible Canadian exploration expenditures related to the 2019 FT Offering

Refer to ‘OUTLOOK for 2020’ below for details of the Company’s working capital requirements for the next twelve months.

Going Concern Assumption

At December 31, 2019, the Company does not have sufficient liquidity on hand to meet all its obligations over the next 12 months as they become due. In order to both fund operations and maintain rights under existing agreements, the Company must secure additional future funding.  The Company is actively pursuing access to different sources of funding and while it has been successful in the past in obtaining financing for its activities, there is no assurance that it will be able to obtain adequate financing in the future. These events and conditions indicate the existence of material uncertainties that may cast substantial doubt as to the Company’s ability to continue as a going concern.

Accordingly, additional sources of financing will be required in 2020 to fund the Company’s operations – including the evaluation activities required to advance Wheeler River in accordance with the Company’s plans. In order to raise the capital necessary to fund future operations, the Company plans to pursue various capital raising avenues, including asset sales, equity financing, debt financing, or an alternative financing transaction such as the sale of a stream and/or royalty on the Wheeler River project There is no assurance, however, that the Company will be successful in completing a capital raising transaction in order to secure additional financing on terms acceptable to the Company.

Revolving Term Credit Facility

On January 29, 2020, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2021 (‘2020 Credit Facility’). Under the 2020 Credit Facility, the Company continues to have access to letters of credit of up to $24,000,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the 2020 Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged by the amendment – including a requirement to provide $9,000,000 in cash collateral on deposit with BNS to maintain the 2020 Credit Facility.

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual Obligations and Contingencies

The Company has the following contractual obligations at December 31, 2019:

					After
(in thousands)	Total	1 Year	2-3 Years	4-5 Years	5 Years
Accounts payable and accrued liabilities	$7,930	$7,930	$-	$-	$-
Lease liabilities	899	235	353	218	93
Debt obligations	270	235	19	16	-
	$9,099	$8,400	$372	$234	$93

Exploration Spending Required to Maintain Exploration Portfolio in Good Standing

The Company has a portfolio of mineral properties, predominantly composed of 214 mineral claims in the Athabasca Basin region of Saskatchewan, Canada as at December 31, 2019. Under The Mineral Tenure Registry Regulations in Saskatchewan, once a claim has been ‘staked’, it may be held for an initial two-year period, and this period may be renewed year to year, subject to the holder expending a minimum required amount on exploration on the claim lands. Exploration expenditures that exceed the annual spending requirements may be carried forward and applied against future spending requirements.

In order to maintain the Company’s current exploration portfolio in good standing for a period of five years, the Company’s share of the required exploration expenditures is outlined in the table below.

The Company routinely assesses its exploration portfolio in order to rank properties in accordance with their exploration potential. From time to time, strategic decisions are made to either acquire new claims, through staking or purchase, or to allow claims to lapse. Claims are allowed to lapse if the Company determines that no further exploration work is warranted by the Company. In calculating the amounts in the table below, the Company assumed that land claims held at the date of the MD&A would be maintained for the duration of five years. In addition, where Denison holds a claim with a partner, the Company has assumed that each partner will fund their share of the required expenditures.

(in thousands)	Total	1 Year	2 Year	3 Year	4-5 Years
Exploration expenditures required to maintain claim status	$3,333	$106	$376	$800	$2,051
Surface lease payments	1,085	217	217	217	434
	$4,418	$323	$593	$1,017	$2,485

Reclamation Sites

The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. The Company’s reclamation liability, at December 31, 2019, is estimated to be $32,512,000, which is expected to be sufficient to cover the projected future costs for reclamation of the Company’s mill and mine operations. There can be no assurance, however, that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.

Elliot Lake – The Elliot Lake uranium mine was closed in 1992 and capital works to decommission the site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to licenses issued by the CNSC. In the fourth quarter of 2019, an adjustment of $845,000 was made to increase the reclamation liability to reflect the Company’s best estimate of the present value of the total reclamation cost that will be required in the future. Spending on restoration activities at the Elliot Lake sites is funded from the Elliot Lake reclamation trust fund. At December 31, 2019, the amount of restricted cash and investments relating to the Elliot Lake reclamation trust fund was $2,859,000.

McClean Lake and Midwest – The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the CNSC. Cost estimates of future decommissioning and reclamation activities are prepared every 5 years and filed with the applicable regulatory authorities for approval. The most recent approved reclamation plan is dated March 2016 and the Company’s best estimate of its share of the present value of the total reclamation liability is derived from this plan. In the fourth quarter of 2019, the Company increased the liability by $1,097,000 to reflect changes in the long-term discount rate used to estimate the present value of the reclamation liability. The majority of the reclamation costs are expected to be incurred between 2036 and 2054.

MANAGEMENT’S DISCUSSION & ANALYSIS

Under the Mineral Industry Environmental Protection Regulations, 1996, the Company is required to provide its pro-rata share of financial assurances to the Province of Saskatchewan. Under the March 2016 approved plan, the Company has put in place financial assurances of $24,135,000, providing irrevocable standby letters of credit from BNS in favour of Saskatchewan’s Ministry of Environment. At present, to provide the required standby letters of credit, the Company is utilizing the full capacity of the 2020 Credit Facility and has committed an additional $135,000 with BNS as restricted cash collateral.

FINANCIAL INSTRUMENTS

	Financial	Fair	December 31,	December 31,
	Instrument	Value	2019	2018
(in thousands)	Category (1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents	Category B		$8,190	$23,207
Trade and other receivables	Category B		4,023	4,072
Investments
Debt instruments (GIC’s)	Category A	Level 2	-	-
Equity instruments (shares)	Category A	Level 1	11,971	2,007
Equity instruments (warrants)	Category A	Level 2	133	248
Restricted cash and equivalents
Elliot Lake reclamation trust fund Credit facility pledged assets Reclamation letter of credit collateral	Category B Category B Category B		2,859 9,000 135	3,120 9,000 135
			$36,311	$41,789

Financial Liabilities:
Account payable and accrued liabilities	Category C		7,930	5,554
Debt obligations	Category C		1,002	-
			$8,932	$5,554
Notes:
1.
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; Category C=Financial liabilities at amortized cost.

The Company is exposed to credit risk and liquidity risk in relation to its financial instruments. Its credit risk in relation to its cash and cash equivalents, debt instruments and restricted cash and cash equivalents is limited by dealing with credit worthy financial institutions. The Company’s trade and other receivables balance relates to a small number of customers who are considered credit worthy and with whom the Company has established a relationship through its past dealings.

Liquidity risk, in which the Company may encounter difficulties in meeting obligations associated with its financial liabilities as they become due, is managed through the Company’s planning and budgeting process, which determines the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and equivalents and debt instruments and its access to credit facilities and capital markets, if required. See Going Concern Assumption, above, for further details regarding the Company’s assessment as at December 31, 2019 that it does not have sufficient liquidity on hand to meet all its obligations over the next 12 months as they become due. As outlined above, in order to fund operations, advance the evaluation of Wheeler River, and maintain rights under existing agreements, the Company must secure additional future funding.

The Company's investments that are designated as financial assets at fair value through profit or loss have resulted in other income of $4,182,000 during 2019 (2018 – other expense of $5,411,000). See OTHER INCOME AND EXPENSES above for further details.

MANAGEMENT’S DISCUSSION & ANALYSIS

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The previous management services agreement with UPC expired on March 31, 2019. Effective April 1, 2019, a new management services agreement (‘MSA’) was entered into for a term of five years (the ‘Term’). Under the MSA, Denison continues to receive the following management fees from UPC, unchanged from the previous agreement: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The MSA may be terminated during the Term by Denison upon the provision of 180 days written notice. The MSA may be terminated during the Term by UPC (i) in the event of a material breach, (ii) within 90 days of certain events surrounding a change of both of the individuals serving as Chief Executive Officer and Chief Financial Officer of UPC, and / or a change of control of Denison, or (iii) upon the provision of 30 days written notice and, subject to certain exceptions, a cash payment to Denison of an amount equal to the base and variable management fees that would otherwise be payable to Denison (calculated based on UPC’s current uranium holdings at the time of termination) for the lesser period of a) three years, or b) the remaining term of the MSA.

The following amounts were earned from UPC for the years ended:

	Year Ended	Year Ended
	December 31,	December 31,
(in thousands)	2019	2018

Management Fee Revenue
Base and variable fees	$1,822	$1,739
Discretionary fees	-	50
Commission fees	144	224
	$1,966	$2,013

At December 31, 2019, accounts receivable includes $236,000 (December 31, 2018 – $303,000) due from UPC with respect to the fees and transactions discussed above.

Korea Electric Power Corporation (‘KEPCO’) and KHNP

In connection with KEPCO’s investment in Denison in June 2009, KEPCO and Denison were parties to a strategic relationship agreement. In December 2016, Denison was notified that KEPCO’s indirect ownership of Denison’s shares had been transferred from an affiliate of KEPCO to an affiliate of KEPCO’s wholly-owned subsidiary, KHNP. In September 2017, Denison and KHNP’s affiliate, KHNP Canada Energy Ltd. (‘KHNP Canada’) entered into an amended and restated strategic relationship agreement, in large part providing KHNP Canada with the same rights as those previously given to KEPCO under the prior agreement, including entitling KHNP Canada to: (a) subscribe for additional common shares in Denison’s future public equity offerings; (b) a right of first opportunity if Denison intends to sell any of its substantial assets; (c) a right to participate in certain purchases of substantial assets which Denison proposes to acquire; and (d) a right to nominate one director to Denison’s board so long as its share interest in Denison is above 5.0%.

As at December 31, 2019, KHNP, through its subsidiaries, holds 58,284,000 shares of Denison representing a share interest of approximately 9.76%. KHNP Canada is the holder of the majority of these Denison shares.

KHNP Canada is also the majority member of the KWULP. KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (‘WLUC’) and Waterbury Lake Uranium Limited Partnership (‘WLULP’), entities whose key asset is the Waterbury Lake property. At December 31, 2019, WLUC was owned by Denison (60%) and KWULP (40%) and the partnership interests in WLULP were Denison (66.57%), KWULP (33.41%) and WLUC, as general partner (0.02%). When a spending program is approved, each of Denison and KWULP is required to fund WLUC and KWULP based upon its respective ownership interests or be diluted accordingly. Generally, spending program approval requires 75% of the limited partners’ voting interest.

MANAGEMENT’S DISCUSSION & ANALYSIS

In January 2014, Denison agreed to allow KWULP to defer a decision regarding its funding obligation to WLUC and WLULP until September 30, 2015 and to not be immediately diluted as per the dilution provisions in the relevant agreements (‘Dilution Agreement”). Instead, under the Dilution Agreement, dilution would be delayed until September 30, 2015 and then applied in each subsequent period, if applicable, in accordance with the original agreements. In exchange, Denison received authorization to approve spending programs on the property, up to an aggregate $10,000,000, until September 30, 2016 without obtaining approval from 75% of the voting interest. Under subsequent amendments, Denison and KWULP have agreed to extend Denison’s authorization under the Dilution Agreement to approve program spending up to an aggregate $15,000,000 until December 31, 2020.

In 2019, Denison funded 100% of the approved fiscal 2019 program for Waterbury Lake and KWULP continued to dilute its interest in the WLULP. As a result, Denison increased its interest in the WLULP from 65.92% to 66.57%, in two steps, which has been accounted for using effective dates of May 31, 2019 and November 30, 2019. The increased ownership interest resulted in Denison recording its increased pro-rata share of the assets and liabilities of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $448,000.

In 2018, Denison funded 100% of the approved fiscal 2018 program for Waterbury Lake and KWULP continued to dilute its interest in the WLULP. As a result, Denison increased its interest in the WLULP from 64.22% to 65.92%, in two steps, which has been accounted for using effective dates of May 31, 2018 and October 31, 2018. The increased ownership interest resulted in Denison recording its increased pro-rata share of the assets and liabilities of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $1,141,000.

Other

All services and transactions with the following related parties listed below were made on terms equivalent to those that prevail with arm’s length transactions:

●
In December 2018, the Company lent GoviEx $250,000 pursuant to a credit agreement between the parties. In April 2019, the loan was repaid in full, together with the interest thereon. The terms of the loan included certain fees and interest on outstanding amounts at a rate of 7.5% per annum, resulting in combined fees and interest of $256,000 paid to Denison in 2019.

●
During 2019, the Company incurred investor relations, administrative service fees and certain pass-through expenses of $217,000 (2018 – $209,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At December 31, 2019 and 2018, the fees were paid in full.

●
During 2018, the Company incurred office and certain pass-through expenses of $81,000 with Lundin S.A, a company which provides office and administration services to the former executive chairman, other directors and management of Denison. The agreement for the office and administration services was terminated effective September 30, 2018.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Year Ended December 31,	Year Ended December 31,
(in thousands)	2019		2019

Salaries and short-term employee benefits		$(2,024)		$(1,759)
Share-based compensation		(1,881)		(1,522)
Termination benefits		(481)		-
		$(4,386)		$(3,281)

MANAGEMENT’S DISCUSSION & ANALYSIS

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

Bank of Nova Scotia Credit Facility Renewal

On January 29, 2020, the Company entered into an agreement with BNS to extend the maturity date of the credit facility. Under the current terms of the 2020 Credit Facility, the maturity date has been extended to January 31, 2021 and the Company continues to have access to credit up to $24,000,000 – the use of which is restricted to non-financial letters of credit in support of reclamation obligations. All other terms of the 2020 Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged from those of the earlier credit facility.

The 2020 Credit Facility is subject to letter of credit and standby fees of 2.40% (0.40% on the first $9,000,000) and 0.75% respectively.

OUTSTANDING SHARE DATA

At March 5, 2020, there company has the following share instruments issued and outstanding: (1) 597,192,153 common shares; (2) stock options entitling the holders to acquire 13,528,743 common shares; and (3) share units entitling the holders to convert the units into 4,808,432 common shares. On a fully diluted basis, the Company would have 615,529,328 common shares outstanding.

OUTLOOK FOR 2020

The 2020 Outlook, and discussion below, represents the Company’s best estimate of its cash flows for the year:

(‘000)	2020 OUTLOOK(2)
Mining Segment
Mineral Sales	791
Development & Operations	(5,181)
Exploration & Evaluation	(8,973)
(13,363)
Closed Mines Segment
Closed Mines Environmental Services	1,014
1,014
Corporate and Other Segment
UPC Management Services	2,009
Corporate Administration & Other	(5,200)
(3,191)
Net forecasted cash outflow (1)	$ (15,540)

Notes:
1.
Only material operations shown.
2.
The outlook is prepared on a cash basis.

Based on the Company’s net working capital position at December 31, 2019, adjusted for non-cash working capital items like deferred revenue, Denison expects that completion of the activities contained within the Outlook for 2020 will require approximately $9,000,000 in additional funding. See ‘Going Concern Assumption’ above.

MANAGEMENT’S DISCUSSION & ANALYSIS

MINERAL SALES

Denison’s revenue, net of sales taxes, from the sale of approximately 26,000 pounds of U3O8 currently held in inventory, is planned to be $0.8 million. The sale of this material was previously forecasted to occur in 2019, but was ultimately deferred into 2020.

DEVELOPMENT & OPERATIONS

In 2020, Denison’s share of operating and capital expenditures at the Orano Canada operated McClean Lake and Midwest joint ventures are budgeted to be $4.1 million. Most of these expenditures relate to McClean Lake – including $3.6 million in respect of Denison’s share of SABRE related activities. The 2020 SABRE program includes the completion of test mining activities within the McClean North orebody, the completion of mill modifications required to refurbish the grinding circuit at the McClean Lake mill, in order to facilitate the possible processing of the ore generated by test mining activities, and the expected milling costs related to the possible processing of the SABRE mined ore.

Operating expenditures in 2020 are also expected to include $891,000 for reclamation costs related to Denison’s legacy mine sites in Elliot Lake.

EXPLORATION & EVALUATION

The total cost of exploration and evaluation activities in 2020 is expected to be approximately $9.0 million (Denison’s share). Highlights of the planned spending is as follows:

Wheeler River – Evaluation and Exploration:

Denison’s share of evaluation expenditures for Wheeler River is expected to be $3.0 million. The forecasted expenditures include maintaining Denison’s current technical services project workforce throughout 2020 and the costs associated with engineering, environmental, and corporate social responsibility work planned and in progress during the first quarter of 2020.

Denison’s share of the exploration expenditures for Wheeler River is expected to be $3.4 million. Planned exploration activities involve a diamond drilling program of an estimated 12,310 metres in approximately 27 to 30 drill holes. The program is expected to be focused at the Phoenix deposit, where additional exploration and delineation drilling is warranted based on previous exploration drilling and the positive results returned from recent ISR field tests. The objective of the planned exploration at Phoenix is to increase mineral resources that may be incorporated into a future FS. Potential to add additional mineral resources at Phoenix exists within the boundaries of the existing design of the ISR freeze dome, but outside of the currently defined extents of the deposit – particularly around Zone B, where previous mineralized results remain open on section or the interpreted optimal exploration target remains untested, and at Zone C, which is not currently included in the mineral resource estimate, where similar targets exist.

Other Properties – Exploration:

Exploration expenditures of $2.6 million are planned for Denison’s other properties (Denison’s share $2.6 million). Planned project work includes geophysical surveying during the winter months and various small-scale field activities during the summer months. A total of five ground geophysical surveys are planned for six of Denison’s pipeline properties during 2020 – including Waterbury Lake, Ford Lake, Moon Lake, Murphy Lake, and Moon Lake North and South (shared survey). The purpose of these surveys is to generate targets for future drill testing in areas considered to have significant exploration potential, and in certain cases to protect the associated claims from lapsing.

MANAGEMENT AND ENVIRONMENTAL SERVICES

Net management fees from the management services agreement with UPC are budgeted at $2.0 million in 2020. A portion of the management fees earned from UPC is based on UPC’s net asset value and is therefore dependent upon the spot price for uranium. Denison’s budget for 2020 assumes a uranium spot price of USD$29.57 per pound U3O8 (estimated average spot price for 2020 per UxC). Each USD$2 per pound U3O8 increase (decrease) is expected to translate into approximately $0.1 million in additional (reduced) management fees to Denison.

Revenue from operations at Denison’s Closed Mines group during 2020 is budgeted to be $7.9 million, with operating, overhead, and capital expenditures budgeted to be $6.9 million, resulting in a net contribution of approximately $1.0 million.

MANAGEMENT’S DISCUSSION & ANALYSIS

CORPORATE ADMINISTRATION AND OTHER

Cash corporate administration expenses are budgeted to be $5.2 million in 2020, and include head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States. The forecast also includes the internal cost of providing the UPC management services.

In addition to Corporate administration expenses in 2020, letter of credit and standby fees relating to the 2020 Credit Facility are expected to be approximately $400,000, which is expected to be partly offset by estimated interest income of $299,000 on the Company’s unrestricted and restricted cash and short-term investments, for a net cash outflow of $101,000.

ADDITIONAL DISCRETIONARY EXPENDITURES AND FINANCING IMPACTS

Denison has also identified a number of discretionary spending programs, in support of Wheeler River, that could be included in the Company’s 2020 plans if sufficient additional capital is available on terms considered acceptable to the Company. These further programs, not included in the 2020 Outlook above, include the following:

Wheeler River – Evaluation:

EIS submission

The objective of this program would be to complete the work required to enable the Company to submit a draft EIS to the Federal and Provincial regulators. In order to achieve this milestone, the Company will have to fund various associated activities, including (a) continued environmental baseline work, (b) further metallurgical test work, (c) completion of technical assessments, (d) drafting of the EIS document for the project, and (e) related expenditures on corporate social responsibility activities and community engagement. The expenses associated with completing this work are estimated to total approximately $7.0 million.

ISR Field Program

The objective of this program would be to complete a further ISR field test at Phoenix. The field test is expected to involve the installation of a series of CSWs in a single well pattern located within Test Area 2 of the Phoenix deposit. The program is designed to result in the collection of further data to support detailed wellfield designs for the FS and is expected to cost approximately $6.6 million.

ADDITIONAL INFORMATION

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of its management, including the President and Chief Executive Officer and the Vice-President Finance and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s ‘disclosure controls and procedures’ (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Executive Officer and the Vice-President Finance and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2019.

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019.

There has not been any change in the Company’s internal control over financial reporting that occurred during 2019 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies.

MANAGEMENT’S DISCUSSION & ANALYSIS

These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

Determination of a mineral property being sufficiently advanced

The Company follows a policy of capitalizing non-exploration related expenditures on properties it considers to be sufficiently advanced. Once a mineral property is determined to be sufficiently advanced, that determination is irrevocable and the capitalization policy continues to apply over the life of the property. In determining whether or not a mineral property is sufficiently advanced, management considers a number of factors, including, but not limited to: current uranium market conditions, the quality of resources identified, access to the resource, the suitability of the resource to current mining methods, ease of permitting, confidence in the jurisdiction in which the resource is located and milling complexity.

Many of these factors are subject to risks and uncertainties that can support a “sufficiently advanced” determination as at one point in time but not support it at another. The final determination requires significant judgment on the part of the Company’s management and directly impacts the carrying value of the Company’s mineral properties.

Mineral property impairment reviews and impairment adjustments

Mineral properties are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. When an indicator is identified, the Company determines the recoverable amount of the property, which is the higher of an asset’s fair value less costs of disposal or value in use. An impairment loss is recognized if the carrying value exceeds the recoverable amount. The recoverable amount of a mineral property may be determined by reference to estimated future operating results and discounted net cash flows, current market valuations of similar properties or a combination of the above. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverable amount of a specific mineral property asset. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts and the impairment losses recognized.

Deferred revenue – pre-sold toll milling – classification

In February 2017, Denison closed an arrangement with Anglo Pacific Group PLC and its subsidiaries (the “APG Arrangement” and “APG” respectively). Under the APG Arrangement, Denison monetized its right to receive future toll milling cash receipts from July 1, 2016 onwards from the MLJV under the current toll milling agreement with the CLJV for an upfront cash payment. The APG Arrangement consisted of a loan structure and a stream arrangement. Significant judgement was required to determine whether the APG Arrangement should be accounted for as a financial obligation (i.e. debt) or deferred revenue.

Key factors that support the deferred revenue conclusion reached by management include, but are not limited to: a) Limited recourse loan structure – amounts due to APG are generally repayable only to the extent of Denison’s share of the toll milling revenues earned by the MLJV from the processing of the first 215 million pounds of U3O8 from the Cigar Lake mine on or after July 1, 2016, under the terms of the current Cigar Lake toll milling agreement; and b) No warranty of the future rate of production - no warranty is provided by Denison to APG regarding the future rate of production at the Cigar Lake mine and / or the McClean Lake mill, or the amount and / or collectability of cash receipts to be received by the MLJV in respect of toll milling of Cigar Lake ore.

Deferred revenue – pre-sold toll milling – revenue recognition

In February 2017, Denison closed the APG Arrangement and effectively monetized its right to receive specified future toll milling cash receipts from the MLJV related to the current toll milling agreement with the CLJV. In exchange, Denison received a net up-front payment of $39,980,000 which has been accounted for as a deferred revenue liability as at the transaction close date.

Under IFRS 15, the Company is required to recognize a revenue component and a financing component as it draws down the deferred revenue associated with the APG Arrangement over the life of the specified toll milling production included in the APG Arrangement.

MANAGEMENT’S DISCUSSION & ANALYSIS

In estimating both of these components, the Company is required to make assumptions relating to the future toll milling production volume associated with Cigar Lake Phase 1 and 2 ore reserves and resources (to end of mine life) and estimates of the annual timing of that production. Changes in these estimates affect the underlying production profile which in turn affects the average toll milling drawdown rate used to recognize revenue.

When the average toll milling drawdown rate is changed, the impact is reflected on a life-to-date production basis with a retroactive adjustment to revenue recorded in the current period. Going forward, each time the Company updates its estimates of the underlying production profile for the APG Arrangement (typically in the quarter that information relating to Cigar Lake uranium resource updates and / or production schedules becomes publicly available), retroactive adjustments to revenue will be recorded in the period that the revised estimate is determined – such adjustments, which are non-cash in nature, could be material.

Deferred tax assets and liabilities

Deferred tax assets and liabilities are computed in respect of taxes that are based on taxable profit. Taxable profit will often differ from accounting profit and management may need to exercise judgement to determine whether some taxes are income taxes (and subject to deferred tax accounting) or operating expenses.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the temporary differences between accounting carrying values and tax basis are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Reclamation obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed or a constructive or legal obligation exists. The valuation of the liability typically involves identifying costs to be incurred in the future and discounting them to the present using an appropriate discount rate for the liability. The determination of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ materially from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

RISK FACTORS

There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares (the ‘Shares’), including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. Other factors may arise in the future that are currently not foreseen by management of Denison, which may present additional risks in the future. Current and prospective security holders of Denison should carefully consider these risk factors.

Capital Intensive Industry and Uncertainty of Funding

The exploration and development of mineral properties and any operation of mines and facilities requires a substantial amount of capital and the ability of the Company to proceed with any of its plans with respect thereto depends on its ability to obtain financing through joint ventures, equity financing, debt financing or other means. General market conditions, volatile uranium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary to fund the substantial capital that is typically required in order to continue to advance a mineral project, such as the Wheeler River project, through the testing, permitting and feasibility processes to a production decision or to place a property, such as Wheeler River, into commercial production. Similarly, there is uncertainty regarding the Company’s ability to fund additional exploration of the Company’s projects or the acquisition of new projects.

There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, and failure to obtain such additional financing could result in the delay or indefinite postponement of any or all of the Company’s exploration, development or other growth initiatives.

MANAGEMENT’S DISCUSSION & ANALYSIS

Speculative Nature of Exploration and Development

Exploration for minerals and the development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and technical knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored prove to return the discovery of a commercially mineable deposit and/or are ultimately developed into producing mines. As at the date hereof, many of Denison’s projects are preliminary in nature and mineral resource estimates include inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Major expenses may be required to properly evaluate the prospectivity of an exploration property, to develop new ore bodies and to estimate mineral resources and establish mineral reserves. There is no assurance that the Company’s uranium deposits are commercially mineable.

Imprecision of Mineral Reserve and Resource Estimates

Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated quantities of uranium are in the ground and could be produced or that Denison will receive the prices assumed in determining its mineral reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry best practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the Company’s estimates of mineral reserves and mineral resources are well established and reflect management’s best estimates, by their nature, mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences and geological interpretations, which may ultimately prove inaccurate. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. The evaluation of mineral reserves or resources is always influenced by economic and technological factors, which may change over time.

Risks of, and Market Impacts on, Developing Mineral Properties

Denison’s current and future uranium production is dependent in part on the successful development of its known ore bodies, discovery of new ore bodies and/or revival of previously existing mining operations. It is impossible to ensure that Denison’s current exploration and development programs will result in profitable commercial mining operations. Where the Company has been able to estimate the existence of mineral resources and mineral reserves, such as for the Wheeler River project, substantial expenditures are still required to establish economic feasibility for commercial development and to obtain the required environmental approvals, permitting and assets to commence commercial operations.

Development projects are subject to the completion of successful feasibility studies, engineering studies and environmental assessments, the issuance of necessary governmental permits and the availability of adequate financing. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve and resource estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; political and economic climate; and uranium prices, which are historically cyclical.

Denison is currently undertaking various studies and test work in connection with a feasibility study for Wheeler River, subject to the availability of capital. If completed, such a feasibility study, and any estimates of mineral reserves and mineral resources, development costs, operating costs and estimates of future cash flow contained therein, will be based on Denison’s interpretation of the information available to-date. Development projects have no operating history upon which to base developmental and operational estimates. Particularly for development projects, economic analyses and feasibility studies contain estimates based upon many factors, including estimates of mineral reserves, the interpretation of geologic and engineering data, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of uranium from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.

The decision as to whether a property, such as Wheeler River, contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense and risk.

It is not unusual in the mining industry for new mining operations to take longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.

MANAGEMENT’S DISCUSSION & ANALYSIS

Any of the following events, among others, could affect the profitability or economic feasibility of a project or delay or stop its advancement: unavailability of necessary capital, unexpected problems during the start-up phase delaying production, unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, unavailability of labour, increased costs of processing and refining facilities, unavailability of economic sources of power and water, unanticipated transportation costs, changes in government regulations (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental, etc.), fluctuations in uranium prices, and accidents, labour actions and force majeure events.

The ability to sell and profit from the sale of any eventual mineral production from a property will be subject to the prevailing conditions in the applicable marketplace at the time of sale. The demand for uranium and other minerals is subject to global economic activity and changing attitudes of consumers and other end-users’ demand. Many of these factors are beyond the control of a mining company and therefore represent a market risk which could impact the long term viability of Denison and its operations.

Risks Associated with the Selection of Novel Mining Methods

As disclosed in the Wheeler PFS Report, Denison has selected the ISR mining method for production at the Phoenix deposit. While test work completed to date indicates that ground conditions and the mineral reserves estimated to be contained within the deposit are amenable to extraction by way of ISR, actual conditions could be materially different from those estimated based on the Company’s technical studies completed to date. While industry best practices have been utilized in the development of its estimates, actual results may differ significantly. Denison will need to complete substantial additional work to further advance and/or confirm its current estimates and projections for development to the level of a feasibility study. As a result, it is possible that actual costs and economic returns of any mining operations may differ materially from Denison’s best estimates.

Dependence on Obtaining Licenses and other Regulatory and Policy Risks

Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by federal, provincial and state governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations is currently, and has historically, increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision with respect to exploration and development properties, including whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time.

The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which involve multiple governmental agencies. Environmental and regulatory review has become a long, complex and uncertain process that can cause potentially significant delays. In addition, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport, could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long-term business prospects.

The ability of the Company to obtain and maintain permits and approvals and to successfully explore and evaluate properties and/or develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its projects and in the surrounding communities. The real or perceived impacts of the activities of other mining companies, locally or globally, may also adversely affect our ability to obtain and maintain permits and approvals. The Company is uncertain as to whether all necessary permits will be obtained or renewed on acceptable terms or in a timely manner. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison.

Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have.

MANAGEMENT’S DISCUSSION & ANALYSIS

Failure to comply with applicable laws, regulations and permitting requirements, even inadvertently, may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Engagement with Canada’s First Nations and Métis

First Nations and Métis rights, entitlements and title claims may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations in northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Métis people have not signed treaties; they assert aboriginal rights throughout Saskatchewan, including aboriginal title over most if not all of the Company’s project lands.

Managing relations with the local First Nations and Métis communities is a matter of paramount importance to Denison. Engagement with, and consideration of other rights of, potentially affected indigenous peoples may require accommodations, including undertakings regarding funding, contracting, environmental practices, employment and other matters. This may affect the timetable and costs of exploration, evaluation and development of the Company’s projects.

The Company’s relationships with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will mitigate this potential risk.

The inability of the Company to maintain positive relationships with local communities, including local First Nations and Métis, may result in additional obstacles to permitting, increased legal challenges, or other disruptions to the Company’s exploration, development and production plans, and could have a significant adverse impact on the Company’s share price and financial condition.

Environmental, Health and Safety Risks

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to pursue its development plans is dependent upon receipt of, and compliance with, additional permits, licences and approvals. Failure to obtain such permits, licenses and approvals and/or meet any conditions set forth therein could have a material adverse effect on Denison’s financial condition or results of operations.

Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.
Mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Denison's operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison's operations. Such actions could have an adverse effect on Denison's ability to advance its projects and, as a result, on its financial position and results.

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Demand and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is relatively small compared to other minerals, and is generally highly competitive and heavily regulated. Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions. For example, the supply and marketing of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies.

In the United States, certain uranium producers filed a petition with the U.S. DOC to investigate the import of uranium into the U.S. under Section 232 of the 1962 Trade Expansion Act. The DOC completed its investigation and, in July 2019, presented its findings to the President of the United States, whom is empowered to use tariffs or other means to adjust the imports of goods or materials from other countries if it deems the quantity or circumstances surrounding those imports to threaten national security. The U.S. President ultimately concluded that uranium imports do not threaten national security and no trade actions were implemented under Section 232. The U.S. Administration, however, ordered a further review of the nuclear supply chain in the U.S. and commissioned the NFWG. The results of the NFWG review, and any recommendations therefrom, have not yet been made public.

The uncertainty surrounding this Section 232 trade action and the subsequent NFWG review is believed to have impacted the uranium purchasing activities of nuclear utilities, especially in the U.S., and consequently negatively impacted the market price of uranium and the uranium industry as a whole. Depending on the outcome of the NWFG’s review, there is the potential for this to have further negative impacts on the uranium market globally.

Restrictive trade agreements, governmental policies and/or trade restrictions are beyond the control of Denison and may affect the supply of uranium available for use in markets like the United States and Europe, which are currently the largest markets for uranium in the world. Similarly, trade restrictions could impact the ability to supply uranium to developing markets, such as China and India. If substantial changes are made to the regulations affecting global marketing and supply of uranium, the Company’s business, financial condition and results of operations may be materially adversely affected.

Volatility and Sensitivity to Market Prices

The value of the Company’s mineral resources, mineral reserves and estimates of the viability of future production for its projects is heavily influenced by long and short term market prices of U3O8. Historically, these prices have seen significant fluctuations, and have been and will continue to be affected by numerous factors beyond Denison’s control. Such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, public and political response to nuclear incidents, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supplies from other secondary sources, and production levels and costs of production from primary uranium suppliers. Uranium prices failing to reach or sustain projected levels can impact operations by requiring a reassessment of the economic viability of the Company’s projects, and such reassessment alone may cause substantial delays and/or interruptions in project development, which could have a material adverse effect on the results of operations and financial condition of Denison.

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources

Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a clean means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are, to some extent, interchangeable with nuclear energy, particularly over the longer term. Technical advancements in, and government subsidies for, renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates. Sustained lower prices of alternate forms of energy may result in lower demand for uranium concentrates.

Current estimates project increases in the world’s nuclear power generating capacities, primarily as a result of a significant number of nuclear reactors that are under construction, planned, or proposed in China, India and various other countries around the world. Market projections for future demand for uranium are based on various assumptions regarding the rate of construction and approval of new nuclear power plants, as well as continued public acceptance of nuclear energy around the world. The rationale for adopting nuclear energy can be varied, but often includes the clean and environmentally friendly operation of nuclear power plants, as well as the affordability and round-the-clock reliability of nuclear power.

MANAGEMENT’S DISCUSSION & ANALYSIS

A change in public sentiment regarding nuclear energy could have a material impact on the number of nuclear power plants under construction, planned or proposed, which could have a material impact on the market’s and the Company’s expectations for the future demand for uranium and the future price of uranium.

Market Price of Shares

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison's securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or changes in its financial condition or results of operations as reflected in its periodic earnings reports and/or news releases. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison; lessening in trading volume and general market interest in Denison's securities; the size of Denison's public float and its inclusion in market indices may limit the ability of some institutions to invest in Denison's securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison's securities to be delisted from an exchange. If an active market for the securities of Denison does not continue, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline such that investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Dilution from Further Issuances

While active in exploring for new uranium discoveries in the Athabasca Basin region, Denison’s present focus is on advancing Wheeler River to a development decision, with the potential to become the next large scale uranium producer in Canada. Denison will require additional funds to further such activities.

Denison may sell additional equity securities (including through the sale of securities convertible into common shares) and may issue additional debt or equity securities to finance its exploration, development and other operations, acquisitions or other projects. Denison is authorized to issue an unlimited number of common shares. Denison cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the common shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the common shares. With any additional sale or issuance of equity securities, investors may suffer dilution of their voting power and it could reduce the value of their investment.

Reliance on Other Operators

At some of its properties, Denison is not the operator and therefore is not in control of all of the activities and operations at the site. As a result, Denison is and will be, to a certain extent, dependent on the operators for the nature and timing of activities related to these properties and may be unable to direct or control such activities.

As an example, Orano Canada is the operator and majority owner of the McClean Lake and Midwest joint ventures in Saskatchewan, Canada. The McClean Lake mill employs unionized workers who work under collective agreements. Orano Canada, as the operator, is responsible for most operational and production decisions and all dealings with unionized employees. Orano Canada may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Similarly, Orano Canada is responsible for all licensing and dealings with various regulatory authorities. Orano Canada maintains the regulatory licences in order to operate the McClean Lake mill, all of which are subject to renewal from time to time and are required in order for the mill to operate in compliance with applicable laws and regulations. Any lengthy work stoppages or disruption to the operation of the mill or mining operations as a result of a licensing matter or regulatory compliance may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Reliance on Contractors and Experts

In various aspects of its operations, Denison relies on the services, expertise and recommendations of its service providers and their employees and contractors, whom often are engaged at significant expense to the Company. For example, the decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend in large part upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified third party engineers and/or geologists.

MANAGEMENT’S DISCUSSION & ANALYSIS

In addition, while Denison emphasizes the importance of conducting operations in a safe and sustainable manner, it cannot exert absolute control over the actions of these third parties when providing services to Denison or otherwise operating on Denison’s properties. Any material error, omission, act of negligence or act resulting in environmental pollution, accidents or spills, industrial and transportation accidents, work stoppages or other actions could adversely affect the Company’s operations and financial condition.

Benefits Not Realized From Transactions

Denison has completed a number of transactions over the last several years, including without limitation the acquisition of International Enexco Ltd, the acquisition of Fission Energy Corp., the acquisition of JNR Resources Inc., the sale of its mining assets and operations located in the United States to Energy Fuels Inc., the sale of its mining assets and operations located in Mongolia to Uranium Industry a.s., the sale of its mining assets and operations located in Africa to GoviEx, the optioning of the Moore Lake property to Skyharbour, the acquisition of an 80% interest in the Hook-Carter property from ALX, the acquisition of an interest in the Moon Lake property from CanAlaska, entering into the APG Transaction and the acquisition of Cameco’s interest in the WRJV. Despite Denison’s belief that these transactions, and others which may be completed in the future, will be in Denison’s best interest and benefit the Company and Denison’s shareholders, Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid or received to complete the transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties or other assets and could adversely impact the Company and the price of its Shares.

Inability to Expand and Replace Mineral Reserves and Resources

Denison’s mineral reserves and resources at its McClean Lake, Midwest, Wheeler River and Waterbury Lake projects are Denison’s material future sources of possible uranium production. Unless other mineral reserves or resources are discovered or acquired, Denison’s sources of future production for uranium concentrates will decrease over time, as the deposits are being mined, if its current mineral reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while Denison believes that many of its properties demonstrate development potential, there can be no assurance that they can or will be successfully developed and put into production in future years.

Competition for Properties

Significant competition exists for the limited supply of mineral lands available for acquisition. Participants in the mining business include large established companies with long operating histories. In certain circumstances, the Company may be at a disadvantage in acquiring new properties as competitors may have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield resources or reserves or result in commercial mining operations.

Property Title Risk

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the Canadian federal, provincial and local governments, as well as by First Nations and Métis.

There is also a risk that Denison's title to, or interest in, its properties may be subject to defects or challenges. If such defects or challenges cover a material portion of Denison's property, they could have a material adverse effect on Denison's results of operations, financial condition, reported mineral reserves and resources and/or long -term business prospects.

Global Financial Conditions

Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence. Access to public financing and credit can be negatively impacted by the effect of these events on Canadian and global credit markets. The health of the global financing and credit markets may impact the ability of Denison to obtain equity or debt financing in the future and the terms at which financing or credit is available to Denison. These increased levels of volatility and market turmoil could adversely impact Denison's operations and the trading price of the Shares.

MANAGEMENT’S DISCUSSION & ANALYSIS

Ability to Maintain Obligations under the 2020 Credit Facility and Other Debt

The 2020 Credit Facility only has a term of one year, and will need to be renewed on or before January 31, 2021. There is no certainty what terms of any renewal may be, or any assurance that such renewal will be made available to Denison.

Denison is required to satisfy certain financial covenants in order to maintain its good standing under the 2020 Credit Facility. Denison is also subject to a number of restrictive covenants under the 2020 Credit Facility and the APG Transaction, such as restrictions on Denison’s ability to incur additional indebtedness and sell, transfer of otherwise dispose of material assets. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison's control, which could cause Denison to fail to satisfy its obligations under the 2020 Credit Facility, APG Transaction or other debt instruments. In such circumstances, the amounts drawn under Denison's debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The 2020 Credit Facility and APG Transaction are secured by DMI's main properties by a pledge of the shares of DMI. If Denison were to default on its obligations under the 2020 Credit Facility, APG Transaction or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison's assets.

Change of Control Restrictions

The APG Transaction and certain other of Denison’s agreements contain provisions that could adversely impact Denison in the case of a transaction that would result in a change of control of Denison or certain of its subsidiaries. In the event that consent is required from our counterparty and our counterparty chooses to withhold its consent to a merger or acquisition, then such party could seek to terminate certain agreements with Denison, including certain agreements forming part of the APG Transaction, or require Denison to buy the counterparty’s rights back from them, which could adversely affect Denison’s financial resources and prospects. If applicable, these restrictive contractual provisions could delay or discourage a change in control of our company that could otherwise be beneficial to Denison or its shareholders.

Decommissioning and Reclamation

As owner of the Elliot Lake decommissioned sites and part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are secured, and cash and other assets of the Company have been reserved to secure this obligation. Although the Company’s financial statements record a liability for the asset retirement obligation, and the security requirements are periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

As Denison’s properties approach or go into decommissioning, regulatory review of the Company’s decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required from Denison in the future by regulatory authorities.

Technical Innovation and Obsolescence

Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

Mining and Insurance

Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions.

MANAGEMENT’S DISCUSSION & ANALYSIS

Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities in which it has an interest; personal injury or death; environmental damage; delays in or interruption of or cessation of exploration, development, production or processing activities; or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium exploration, mining and processing, as applicable, additional costs and risks are incurred by Denison and its joint venture partners on a regular and ongoing basis.

Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available, that it will be available at economically feasible premiums, or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

Anti-Bribery and Anti-Corruption Laws

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada). Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses which could adversely affect the Company’s business, results from operations, and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents, sub-contractors or joint venture partners are located or may be located in the future.

Climate Change

Due to changes in local and global climatic conditions, many analysts and scientists predict an increase in the frequency of extreme weather events such as floods, droughts, forest and brush fires and extreme storms. Such events could materially disrupt the Company’s operations, particularly if they affect the Company’s sites, impact local infrastructure or threaten the health and safety of the Company’s employees and contractors. In addition, reported warming trends could result in later freeze-ups and warmer lake temperatures, affecting the Company’s winter exploration programs at certain of its material projects. Any such event could result in material economic harm to Denison.

The Company is focused on operating in a manner designed to minimize the environmental impacts of its activities; however, environmental impacts from mineral exploration and mining activities are inevitable. Increased environmental regulation and/or the use of fiscal policy by regulators in response to concerns over climate change and other environmental impacts, such as additional taxes levied on activities deemed harmful to the environment, could have a material adverse effect on Denison’s financial condition or results of operations.

Information Systems and Cyber Security

The Company's operations depend upon the availability, capacity, reliability and security of its information technology (IT) infrastructure, and its ability to expand and update this infrastructure as required, to conduct daily operations. Denison relies on various IT systems in all areas of its operations, including financial reporting, contract management, exploration and development data analysis, human resource management, regulatory compliance and communications with employees and third parties.

These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as network and/or hardware disruptions resulting from incidents such as unexpected interruptions or failures, natural disasters, fire, power loss, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures.

The ability of the IT function to support the Company’s business in the event of any such occurrence and the ability to recover key systems from unexpected interruptions cannot be fully tested. There is a risk that, if such an event actually occurs, the Company’s continuity plan may not be adequate to immediately address all repercussions of the disaster. In the event of a disaster affecting a data centre or key office location, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner. As a result, the failure of Denison’s IT systems or a component thereof could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

MANAGEMENT’S DISCUSSION & ANALYSIS

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. Unauthorized access to Denison’s IT systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to the Company’s business activities or its competitive position. Further, disruption of critical IT services, or breaches of information security, could have a negative effect on the Company’s operational performance and its reputation. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

The Company applies technical and process controls in line with industry-accepted standards to protect information, assets and systems; however these controls may not adequately prevent cyber-security breaches. There is no assurance that the Company will not suffer losses associated with cyber-security breaches in the future, and may be required to expend significant additional resources to investigate, mitigate and remediate any potential vulnerabilities. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Dependence on Key Personnel and Qualified and Experienced Employees

Denison’s success depends on the efforts and abilities of certain senior officers and key employees. Certain of Denison’s employees have significant experience in the uranium industry, and the number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals. Denison’s success also depends on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees.

Conflicts of Interest

Some of the directors and officers of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences would be that corporate opportunities presented to a director or officer of Denison may be offered to another company or companies with which the director or officer is associated, and may not be presented or made available to Denison. The directors and officers of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and, where applicable for directors, to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the Ontario Business Corporations Act (‘OBCA’).

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

Potential Influence of KEPCO and KHNP

Effective December 2016, KEPCO indirectly transferred the majority of its interest in Denison to KHNP Canada. Denison and KHNP Canada subsequently entered into the KHNP SRA (on substantially similar terms as the original strategic relationship agreement between Denison and KEPCO), pursuant to which KHNP Canada is contractually entitled to Board representation. Provided KHNP Canada holds over 5% of the Shares, it is entitled to nominate one director for election to the Board at any Shareholder meeting.

KHNP Canada’s shareholding level gives it a large vote on decisions to be made by shareholders of Denison, and its right to nominate a director may give KHNP Canada influence on decisions made by Denison's Board. Although KHNP Canada’s director nominee will be subject to duties under the OBCA to act in the best interests of Denison as a whole, such director nominee is likely to be an employee of KHNP and he or she may give special attention to KHNP’s or KEPCO’s interests as indirect Shareholders. The interests of KHNP and KEPCO, as indirect Shareholders, may not always be consistent with the interests of other Shareholders.

MANAGEMENT’S DISCUSSION & ANALYSIS

The KHNP SRA also includes provisions granting KHNP Canada a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KHNP Canada may negatively affect Denison's ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large indirect shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO or KHNP Canada to support such an acquisition.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Denison’s material properties in this MD&A was prepared by, or reviewed and approved by, Dale Verran, MSc, Pr.Sci.Nat., the Company’s Vice President Exploration, or David Bronkhorst, PEng., the Company’s Vice President Operations, each a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 12, 2019 available under Denison's profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: the expectations described in the 2020 Outlook, including operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same; exploration, development and expansion plans and objectives, including the results of the PFS, and statements regarding anticipated evaluation plans, budgets and expenditures; statements regarding the completion of a future FS; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; the benefits to be derived from corporate transactions; expectations regarding adding to its mineral reserves and resources through acquisitions or exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from operations at the Closed Mines group; and expectations regarding revenues from the UPC management contract. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed under the heading ‘Risk Factors’, above. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Probable Mineral Reserves: This MD&A may use the terms 'measured', 'indicated' and 'inferred' mineral resources. United States investors are advised that such terms have been prepared in accordance with the definition standards on mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 Mineral Disclosure Standards ("NI 43-101") and are recognized and required by Canadian regulations. These definitions differ from the definitions in Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended.

MANAGEMENT’S DISCUSSION & ANALYSIS

The U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101. However, United States investors are cautioned that there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

In addition, United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves or that all or any part of an inferred mineral resource exists, or is economically or legally mineable.